

## Ascentage Pharma Group International
## 亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)
Stock Code: HKEX: 6855   NASDAQ: AAPG



**Lisaftoclax**
利沙托克拉（利生妥®）



**Alrizomadlin**
**(APG-115)**



**APG-2449**



**Olverembatinib**
奧雷巴替尼（耐立克®）



**APG-5918**



**Pelcitoclax**
**(APG-1252)**



**APG-3288**

# 2025
# ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

# Contents




# Environmental, Social and Governance Report 2025

## About this Report

### Report Review

This Report is the seventh Environmental, Social and Governance (hereinafter "ESG") Report published by Ascentage Pharma Group International (hereinafter the "Company" or the "Group") and its subsidiaries (hereinafter "Ascentage Pharma" or "Ascentage" or "we" or "us").

### Reporting Guidelines

The Report has been prepared in accordance with the Environmental, Social and Governance Reporting Code (hereinafter the "ESG Reporting Code") under Appendix C2 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited (hereinafter the "Hong Kong Stock Exchange") effective from January 2025 onwards.

### Scope of Report

Timeframe: The Report covers the period between January 1, 2025 and December 31, 2025 (hereinafter the "Reporting Period" or the "Year" or "2025"), whereas certain content would be in a retrospective or prospective basis (as appropriate) to enhance completeness of the Report.

Scope of report: The content of the Report covers Ascentage Pharma Group International and its subsidiaries, including Ascentage Pharma (HK), Ascentage Jiangsu, Ascentage Suzhou, Ascentage Shanghai, Healthquest Pharma, Ascentage US, Ascentage Australia, Ascentage International and Ascentage Investment.

### Data Source and Description

The information and data used in this Report are collected from the official documents and statistical reports of the Group, which have been reviewed by relevant departments. Unless otherwise specified, the currency in this Report is Renminbi (RMB).

### Reliability Assurance and Approval

The Group has not found any false record, misleading statement or material omission in this Report. This Report complies with all the "comply or explain" provisions in the ESG Reporting Code and prepared according to the reporting principles of materiality, quantitative and balance in the ESG Reporting Code. This Report was approved by the Board of Directors on March 25, 2026.

### Access and Response to the Report

This Report is available in Traditional Chinese and English for readers' reference. This Report can be found within the category of Financial Statements/ESG Information, on the HKEX news website or the official website of Ascentage Pharma (https://www.ascentagepharma.com).

We greatly value opinions from stakeholders and welcome your feedback via the following contact channels. Your opinion will facilitate us in further improving the Report and enhance the Group's overall ESG performance.

Email: ir@ascentage.com
Address: 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu
Phone number: 86-21-61951088

## Highlights and Performance

### Innovation and Research and Development (R&D)



During the reporting year, Ascentage Pharma invested a total of RMB**1,137.4** million in R&D.



As of the end of the Reporting Period, the Company has accumulated a total of **512** authorized patents worldwide.



As of the end of the Reporting Period, **4** of our investigational drugs have received a total of **16** Orphan Drug Designations (ODDs) from the U.S. Food and Drug Administration (FDA) and **1** ODD from the European Union. Additionally, the Company has obtained **2** Fast Track Designations (FTD) and **2** Rare Pediatric Disease designations (RPD) from the FDA.

### Quality and Safety



During the Reporting Period, Ascentage Pharma successfully obtained **ISO 9001 quality management system certification**, covering **100%** of the Company's production facilities.



**Zero** product recalls for safety and health reasons.

### Environment and Health



Ascentage Pharma obtained the **ISO 14001 environmental management system certification**, which covers **100**% of the production bases of the Company.



As of the end of the Reporting Period, Ascentage Pharma did not have any environmental pollution incidents and was not subject to any environmental administrative penalties.



As of the end of the Reporting Period, Ascentage Pharma has obtained **ISO 14064 GHG Certification**, and our small molecule targeted anti-tumor tablets have obtained **ISO 14067 Product Carbon Footprint Certification**.



As of the end of the Reporting Period, Ascentage Pharma has passed the **ISO 45001 occupational health and safety management system certification**, and there was no work-related fatality in the past three years.

### Employee and Community



Employee training coverage reached **100**%, with an average of **8.69** training hours per employee.



Employee coverage rate of the Employee Stock Ownership Plan reached **100%**.

## Message from Management

In 2025, against the backdrop of accelerated innovation and industry transformation in the global pharmaceutical sector, Ascentage Pharma continued to execute its global patient-centric strategy, driving its growth through research and innovation. The Company has continued to deepen the clinical development and operations processes for its pipeline products, while enhancing the accessibility and affordability of its approved therapies. Through these measures, Ascentage Pharma is committed to creating long-term value for all stakeholders, with a particular focus on addressing the unmet clinical needs of patient groups currently underserved by existing treatments.

**We enhance and refine our governance framework to solidify the foundation for the Company's steady growth.** We continuously refine the corporate governance framework by establishing a diverse Board of Directors and implementing an efficient ESG management system. In the realm of business ethics, we adhere to high standards and uphold a "zero-tolerance" policy, ensuring that all company operations comply with the highest integrity requirements and all applicable laws and regulations. Simultaneously, we place great emphasis on communication with our stakeholders and have established diverse channels to facilitate close engagement and interaction.

**We deepen and drive innovation in R&D to construct the pillar of the Company's resilient development.** We view innovation and R&D as a core driver of corporate development, upholding the values of "Patients first; Science-based; Data-driven" to continually advance research, development, and innovative products. Concurrently, we are deepening our global strategic footprint, having established a systematic worldwide intellectual property portfolio and entered into strategic collaborations with multiple leading biotechnology and pharmaceutical companies as well as academic institutions, collectively building a global partnership network. As of this year, the Company's core products, olverembatinib and lisaftoclax, have been approved and are commercially available in China. The approved indications for olverembatinib have been successfully included in the National Reimbursement Drug List (NRDL).

**We strengthen and ensure quality and safety standards to reinforce the cornerstone of the Company's thriving progress.** We maintain stringent standards and rigorous requirements for every batch of products, continuously optimizing the quality management system and comprehensively enhancing quality control capabilities throughout the entire product lifecycle. To ensure drug quality, we consistently conduct quality testing and audits, improve drug traceability and recall mechanisms, and actively advance the application for required pharmaceutical production certifications, as well as the various accreditations of our quality management system. Furthermore, we emphasize the sustainable development of our supply chain, striving to build fair, just, mutually beneficial, and collaborative partnerships with suppliers, working together to achieve long-term value co-creation.

**We solidify and maintain environmental performance to safeguard the origins of the Company's green development.** We consistently adhere to the philosophy of green and sustainable development, taking the initiative to assume environmental protection and social responsibilities. We have built a systematic and standardized environmental compliance management system, established scientific and reasonable environmental management objectives, actively address the challenges of climate change, explore pathways for pollutant reduction and control, strive to create a safe and healthy research and development environment, and fully ensure the health and safety of employees in production and operations.

**We refine and elevate workplace experience to consolidate the source of the Company's diverse growth.** We consistently adhere to a people-first approach, prioritizing the protection of employees' legitimate rights and interests and enhancing their professional experience. By continuously refining the benefits system and improving communication mechanisms, we effectively elevate employees' well-being and sense of belonging. At the same time, we actively advance an international talent strategy, foster a diverse and inclusive corporate culture, and provide employees with abundant learning resources and multi-dimensional development platforms to support their continuous growth and value realization. In fulfilling corporate social responsibilities, we uphold the purpose of giving back to society and spreading warmth, persistently participating in and promoting the development of public welfare and charitable initiatives, actively contributing to social progress and sustainable development.

Looking ahead to 2026, we will continue to advance the Company's sustainable development agenda and deepen lean governance practices. At the same time, we remain steadfast in our mission to "addressing unmet medical needs in China and around the world". We will further strengthen our patient-centric global strategic framework, accelerate the global clinical development of our pipeline candidates, and drive the delivery of more innovative medicines originating from China to benefit patients worldwide, thereby contributing to the advancement of human health and well-being.

**Dr. Yang Dajun**
*Chairman and CEO of Ascentage Pharma*

## About Ascentage Pharma

We are a global, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies to address global unmet medical needs primarily in hematological malignancies.



| **Mission** | **Vision** | **Value** |
| --- | --- | --- |
| To address unmet clinical needs of patients in China and around the world | To become a global leading integrated biopharmaceutical company | Patients first; Science-based; Data-driven |

Corporate Culture of Ascentage Pharma

Established in 2009 and headquartered in Cayman Islands, Ascentage Pharma has offices in Suzhou, Beijing, Shanghai, Guangzhou, Taizhou, China, Sydney, Australia, and Rockville, Maryland in the United States. In October 2019, Ascentage Pharma was listed on the Main Board of Hong Kong Stock Exchange (6855.HK). In January 2025, Ascentage Pharma was listed on the Nasdaq Stock Market (AAPG), making it the first 18A company to achieve dual listing in the U.S. stock market.

We always uphold and practice our mission of "addressing unmet clinical needs of patients in China and around the world". To date, Ascentage Pharma has established a robust pipeline of innovative drug candidates, including inhibitors targeting key proteins in apoptosis pathways such as Bcl-2, IAP, and MDM2-p53, as well as next generation inhibitors designed to combat kinase mutations emerging in cancer treatment, becoming the only innovative company globally with clinical-stage drug candidates covering all key apoptosis pathway proteins. Presently, we are conducting nine registrational trials in total, including four that were cleared by the European Medicines Agency (EMA) and the FDA, for olverembatinib, lisaftoclax and APG-2449.

# 1    Corporate Governance and Solid Foundations

Ascentage Pharma recognizes corporate governance is essential for the Company to achieve market success and sustainable development. Accordingly, we are committed to continually optimizing our corporate governance structure, strengthening the efficacy of our compliance management systems, and proactively responding to the expectations of all stakeholders. These efforts collectively support the cultivation of an enduring reputation built on integrity.

## 1.1  Corporate Governance

Ascentage Pharma is dedicated to establishing a resilient corporate governance system while strictly adhering to relevant laws and regulations. Through maintaining a diverse Board of Directors and operating under a structured ESG management system, we consistently advance our governance practices. Furthermore, the Company actively fosters dialogue and collaboration with stakeholders to ensure operational stability and to advance long-term sustainable growth.

### 1.1.1  Corporate Governance

Sound governance provides a fundamental safeguard for the Company's stable and sustainable operations. Ascentage Pharma adheres rigorously to applicable laws and regulations, including the Company Law of the People's Republic of China (《中華人民共和國公司法》) and the Listing Rules of the Hong Kong Stock Exchange (香港聯交所《上市規則》), the Nasdaq Listing Rules, U.S, Securities and Exchange Commission Rules and Regulations, among other relevant laws and regulations. Through the development and diligent implementation of comprehensive internal policies, we continually strengthen management efficiency and operational quality, thereby supporting the Company's long-term strategic development.

Ascentage Pharma has implemented a comprehensive and well-structured governance structure. During the Reporting Period, the Company has established a Research and Development Committee comprising leading experts in oncology research, which provides strategic scientific guidance. The Board of Directors oversees four dedicated committees, the Audit Committee, the Remuneration Committee, the Nomination Committee, and the Research and Development Committee, each operating under clearly defined mandates to ensure a clear division of responsibilities, efficiency, and transparency. Besides, our clinical development strategy is guided by our Scientific Advisory Board, which brings together global leading scientific scholars in the field of cancer research. This has ensured strong protection of all stakeholders' interests, thereby promoting the Company's sustained and stable growth.



Corporate Governance Structure of Ascentage Pharma

The Company is committed to implementing a board diversity strategy aimed at fostering a balanced and multifaceted Board of Directors. The Company has adopted a formal *Board Diversity Policy* (《董事會多元化政策》), which is reviewed on an annual basis. Candidates are evaluated holistically based on multiple aspects, including gender, professional skills, age level, industry background, depth of knowledge, and educational qualifications. The Nomination Committee is responsible for overseeing the application of the *Board Diversity Policy* and conducting periodic reviews to refine the approach as needed, with the aim of ensuring that the Company maintains a high level of independence and fairness in major decision-making.

As of the end of the Reporting Period, the Company's Board of Directors comprises 9 directors, including 6 directors who are independent non-executive directors (INEDs) according to the definition of the Hong Kong Stock Exchange and Nasdaq List Rules. 2 directors are female, 6 directors have Ph.D. or Doctor of Medicine degrees, and 3 directors are non-ethnic Chinese. Each of the Audit Committee, Remuneration Committee, Nomination Committee and Research and Development Committee is chaired by an independent non-executive director.

The Company maintains a strong commitment to risk management, internal controls, and compliant operations. The Board of Directors has ultimate oversight of the risk management and internal control system to ensure its continued effectiveness, while the Audit Committee and senior management jointly monitor the implementation of risk management policies to verify their adequacy and performance. We also conduct regular compliance training that includes practical case studies and interactive discussions. These sessions help employees recognize and address potential compliance risks, thereby fostering greater engagement and strengthening their understanding of compliance requirements.

### 1.1.2 *ESG Management and Implementation*

The Company integrates ESG principles into its core management practices and continuously enhances our ESG practices. Supported by a comprehensive ESG management system, we pursue sustainable development while maintaining operational stability and long-term growth.

*ESG Management Structure and Responsibilities*

The Company has implemented a structured ESG management system, supported by a three-level governance framework comprising the Board of Directors, the Audit Committee, and respective functional departments. The Board of Directors bears overall responsibility for ESG oversight, coordinating with all functional departments to advance the implementation of ESG strategies.

The ESG responsibilities of the Audit Committee include:

> Advise on the ESG strategies of the Company and identify material ESG risks and opportunities

- Identify material ESG issues, and determine the risks and opportunities brought by such material ESG issues to the Company;
- Advise on and regularly review the ESG strategies of the Company for the Board of Directors' approval; and
- Formulate goals based on the corresponding strategies and regularly review such goals.

> Approve and review ESG related policies

- Review ESG related policies; and
- Review and supervise the policies related to material ESG issues to ensure their applicability.

> Review the annual ESG report of the Company

- Review the annual ESG report to ensure that ESG report has made comprehensive disclosure on the ESG risks, measures and progress toward goals, while ensuring compliance with the requirements of related Listing Rules and applicable laws and regulations; and
- Recommend the Board of Directors to approve the ESG report.

*Statement of the Board of Directors*

| | |
|---|---|
| **Overall responsibility of the Board of Directors** | The Board of Directors is ultimately responsible for Ascentage Pharma's ESG management policies, the formulation of goals, the review on progress and ESG performance, and is responsible for evaluating and determining the Company's ESG risks, ensuring that the Company has established a robust and effective ESG management and internal control system. In addition, the Board of Directors is responsible for approving the ESG report of the Company. |
| **ESG implementation and execution** | Each functional department is responsible for executing and implementing ESG goals, rules and regulations, and policies approved by the Board of Directors, ensuring the integration of ESG management into daily operations. In addition, each functional department submits work reports to the Audit Committee regularly, providing substantive support for the Board of Directors to review overall ESG strategies and develop related decisions on a regular basis. |
| **ESG risk management** | Ascentage Pharma attaches great importance to the identification and management of ESG risks and has established a comprehensive risk management framework and supervision mechanism of the progress on the goals. The Audit Committee is responsible for identifying and assessing risks and opportunities based on internal and external context of the Company. The Board of Directors is responsible for reviewing and determining the risk mitigation strategy and risk management systems to effectively respond to the challenges that potential risks may pose to the Company's ESG management. |
| **Material ESG issues** | The Audit Committee is responsible for facilitating and overseeing the Company's engagement with stakeholders. Through evaluating stakeholders' concerns, the Audit Committee identifies material ESG issues, thereby recommending corresponding ESG strategies and actions to the Board of Directors. |

### 1.1.3 *Communication with Stakeholders*

We value engagement with stakeholders and continuously enhance our multi-channel communication platforms to deepen collaboration and mutual understanding. This approach is integral to advancing our ESG initiatives. We attentively address the needs and concerns of all stakeholders, including government and regulatory bodies, shareholders and investors, patients and healthcare professionals, employees, suppliers and partners, and the media. Through concerted efforts, we strive to foster shared value and sustainable, collective progress.

| Major Stakeholders | Communication Channels |
|---|---|
| Government and regulatory authorities | Policy instruction, work report, information submission, on-site inspection |
| Shareholders and investors | General meetings, investor communication meetings, industry conferences, banking conferences analyst meetings, road shows, information disclosure, day-to-day communication via telephone and email |
| Patients and doctors | Clinical trial, regular visits |
| Suppliers and partners | Bidding conference, suppliers' review procedures, exchanges and communications, industry forums |
| Employees | Internal communication platform, employees' satisfaction survey, employee visits and care |
| Local communities | Community activities, voluntary services |
| Media and members of the public | Company webpage, Company's WeChat official account, LinkedIn daily communication and feedback, public opinion monitoring, information disclosure, media communication meeting |

### *1.1.4 Analysis of Material Issues*

In 2025, Ascentage Pharma, in addition to the results of material ESG issue assessment in the past two years, integrated the requirements of the ESG Reporting Code of the Hong Kong Stock Exchange, industry development trends, the Company's actual operational status in the current year, and strategic plans. On this basis, we analyzed the key concerns of each stakeholder regarding the Company's ESG issues and accordingly developed the matrix of material ESG issues of Ascentage Pharma for 2025, providing a clear direction for the Company's future strategic plans.


Analysis of Material Issues of Ascentage Pharma
Materiality to Stakeholders
Extremely Important
Very Important
Important
Protection of customers' rights and privacy
Labor communication and benefit
Availability of drugs
Safety of clinical trials
Sustainable development goals and strategies
Occupational health and safety
R&D and innovation of products
Drug quality and safety
Identification and response of climate change risks
Staff development and training
Management of chemicals
Product inspections and recalls
Protection of labor interest
Labor standards
Staff and employment management
Provision of customer services
Sustainable management of supply chain
Intellectual property rights management
Corporate governance
Management of emission
Responsible marketing
Operational compliance
Community investment and charity
Effective use of resources
Environmental and natural resources
Anti-corruption and business ethics
Materiality to Ascentage Pharma
Environmental responsibility issues
Labor responsibility issues
Operational responsibility issues
Corporate governance responsibility issues

## 1.2 Business Ethics

Ascentage Pharma strictly abides by the Anti-Unfair Competition Law of the People's Republic of China (《中華人民共和國反不正當競爭法》), the Anti-Money Laundering Law of the People's Republic of China (《中華人民共和國反洗錢法》), Interim Provisions on Prohibiting Commercial Bribery (《關於禁止商業賄賂行為的暫行規定》), Foreign Corrupt Practices Act and other laws and regulations. The Company maintains a zero-tolerance stance toward corruption, favoritism, improper competition, and all other violations of business ethics, and continuously reinforces its related control frameworks. To this end, we have established the *Code of Business Conduct and Ethics* (《商業行為與道德準則》), which applies to the directors and all employees of the Company (including full-time, part-time, and temporary employees) as well as stakeholders such as suppliers and contractors who have business relationships with the Company. This ensures all operations are conducted with integrity and in full legal compliance. The Board of Directors is responsible for supervising the implementation of the Code, while the Audit Committee is responsible for organizing and guiding its enforcement to ensure the effectiveness of its implementation.

The Company performs a full-scope audit of its *Code of Business Conduct and Ethics* at least every three years, assessing whether business activities, meeting and event application, financial reimbursement processes, and other commercial behaviors align with the established ethical standards. Furthermore, on a monthly basis, we review compliance with business ethics to ensure that employee engagements with health care professionals (HCPs), health care organizations (HCOs), suppliers, and other partners are not involved in bribery, kickbacks, or other improper conduct. This process helps ensure adherence to the Code by both employees and relevant stakeholders. During the Reporting Period, there were no lawsuits arising from corruption in the Company.

In China, the Company regularly conducts anti-corruption and business ethics training and publicity programs for the directors and all employees (including full-time, part-time, and temporary employees). We have also introduced online compliance courses available for company-wide participation. During the Reporting Period, in addition to routine training activities, we conducted 9 specialized compliance sessions focused on anti-corruption, anti-bribery and procedure compliance, covering a total of 907 participants. After each training session, all participants are required to sign compliance commitments. These efforts reinforce adherence to compliance principles across daily operations. Furthermore, we communicate clear ethical expectations to our contractor partners, requiring alignment with the Company's standards of business ethics and compliance.

## Training on Business Ethics and Compliance

The Company delivered mandatory training sessions on business ethics and compliance policy, mandatory for all employees, including those in the commercialization team and sales team. The sessions provided essential instruction on key compliance policies and emphasized upholding the Company's integrity standards, fostering a company-wide culture committed to ethical behavior and regulatory adherence.



Our Employee Manual (《員工手冊》) and Code of Business Conduct and Ethics formally outlined the channels for reporting compliance issues. Employees and contractors are encouraged to report any identified non-compliant behaviors including corruption, bribery, extortion, fraud, or money laundering. Concurrently, we have established a strict whistleblower protection policy, which prohibits any form of retaliation against employees who report suspected violations in good faith. During the Reporting Period, the Company reviewed the whistleblower system to make sure it is fully functional. As of the end of the Reporting Period, the Company had not received any compliance reports.

| | |
|---|---|
| **Reporting mailbox** | compliance.communication@ascentage.com |
| **Reporting website** | https://www.whistleblowerservices.com/ascentagepharma (English)<br>https://www.whistleblowerservices.com/ascentagepharma/? language=zh-hans (Chinese) |
| **Reporting hotline** | US+1(833)200-3154 (toll-free); HK: +852800906922 |

## 2 Global Footprint and Pioneering R&D

Ascentage Pharma consistently prioritizes technological innovation as the core driver of its development, steadfastly fulfilling its mission to "address unmet clinical needs of patients in China and around the world". Through continuously strengthening in-house R&D capabilities, the Company is committed to delivering higher-quality and more accessible healthcare solutions. While deeply engaging in scientific research, the Company places high importance on intellectual property protection, strictly adheres to R&D ethics and compliance standards, and strives to achieve a profound balance between advancing scientific progress and actively undertaking social responsibilities.

### 2.1 R&D and Innovation

Ascentage Pharma consistently considers R&D and innovation as the core engine driving corporate development, steadfastly adhering to the value concept of "Patients first; Science-based; Data-driven". We are committed to delving deeply into cutting-edge pharmaceutical fields, continuously enhancing in-house R&D capabilities and product innovation by establishing an efficient R&D management framework and attracting top global talent. At the same time, the Company actively engages in cross-industry R&D exchanges and strategic collaborations, injecting sustained momentum for the upgrading and transformation of the pharmaceutical industry through technological advancement.

#### 2.1.1 *R&D Management*

Ascentage Pharma has established a comprehensive, end-to-end R&D system spanning from drug discovery to clinical development, which drives the continuous expansion of its product pipeline. Furthermore, the Company adheres to international cGMP standards in constructing its global production bases, accelerating the translation of innovative achievements through capacity upgrades and deepening its commitment to global transformation.



End-to-End R&D Management System

To continuously enhance the efficiency of innovation and R&D, Ascentage Pharma has established a well-structured R&D management framework, implementing standardized end-to-end management for critical aspects such as product candidates, project supervision, and clinical trials. This ensures that all R&D activities are conducted efficiently and systematically. During the Reporting Period, the Company's Board of Directors formally established the Research and Development Committee, consist of scientists, physicians, and business experts that oversee R&D strategy, pipeline, investments, and emerging trends, ensuring alignment with the business while managing risks. During the Reporting Period, Ascentage Pharma invested a total of RMB1,137.4 million in R&D.



**Research and Development Committee**

**R&D Team**

Responsible for early-stage clinical development and trials of candidate products

**Project Committee**

Composed of personnel from R&D, production, regulatory, clinical, and commercial functions, responsible for pre-initiation review of product development projects

**Project Management Team**

Responsible for project management and coordination, encompassing multiple aspects such as technical support, personnel management, and budget oversight

R&D Management Structure and Responsibilities

**Drug R&D Capability Enhancement Training**

In 2025, the Company continued to collaborate with external professional technical teams to conduct training aimed at enhancing drug R&D capabilities, with a focus on key technology aspects of drug discovery. The training covered commonly used cell and tumor efficacy evaluation models, pharmacokinetic (PK) testing methods in both small and large animals, and shared practical experiences with various non-conventional formulation administration approaches. Additionally, it explored the application of artificial intelligence in drug design, introducing cutting-edge algorithms and AI-assisted molecular design strategies. The program also included exchanges on enzymology detection technologies, highlighting the main types and technical features of kinase spectrum testing, as well as practical applications of AI-driven R&D platforms across various drug design modules, collectively contributing to the continuous improvement of R&D technical capabilities.

### 2.1.2 Product Innovation

The following table summarizes our clinical-stage pipeline consisting of seven small molecule drug candidates, including ongoing trials for Olverembatinib and Lisaftoclax for oncology indications beyond those currently approved in China, along with the development status of each candidate, as of December 31, 2025:


Compound
Target
Indication
Dose Escalation/ Dose Expansion
Clinical POC
Registrational Trial
Marketed
Olverembatinib (HQP1351)
BCR-ABL
CML1, 2
CML, Ph+ ALL , SDH-deficient GIST
Lisaftoclax (APG-2575)
Bcl-2 Selective
CLL/SLL3
CLL/SLL, AML, MDS, MM
APG-2449
FAK/ALK/ ROS1
NSCLC
Ovarian cancer
Alrizomadlin (APG-115)
MDM2-p53
ACC, MPNST, AML/MDS, pediatric solid tumors
Pelcitoclax (APG-1252)
Bcl-2/Bcl-xL
NSCLC, SCLC, neuroendocrine tumors, NHL
APG-5918
PRC2 Inhibitor
anemia, oncology
APG-3288
BTK Degrader
B-cell lymphoma

1. Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.
2. Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.
3. In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors

## Core Product Candidate

### *Olverembatinib (HQP1351)*

Our first product, Olverembatinib, is a novel, third-generation (Tyrosine Kinase Inhibitor) TKI and the first BCR-ABL1 TKI approved in China for treatment of patients with Chronic myeloid leukemia-Chronic Phase (CML-CP) with a T315I mutation, Chronic myeloid leukemia-Accelerated Phase (CML-AP) with a T315I mutation, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Olverembatinib received support from China's National Major New Drug Discovery and Manufacturing Program. Since January 2025, all approved indications of Olverembatinib are covered by the China's NRDL, which bolstered the affordability and accessibility of the drug in China.

As of the end of the Reporting Period, the FDA has granted four ODDs for Olverembatinib, including in CML, ALL, AML and GIST, as well as Fast-Track Designation (FTD) for treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an ODD by the EMA for the treatment of CML. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association's Guidelines for the Diagnosis and Treatment of CML in China, the 2025 edition of the Chinese Anti-Cancer Association (CACA) Guidelines for Holistic Integrative Management of Cancer, and the 2025 edition of the Chinese Society of Clinical Oncology (CSCO) Guidelines.

The following table summarizes registrational trials that were completed or ongoing worldwide for Olverembatinib:


Clinical Program
Indication
Dose Escalation/ Dose Expansion
Clinical POC
Registrational Trial
Marketed
Pivotal Ph-II
CML-CP with/without T315I Mutation, CML-AP with T315I Mutation1, 2
Single-agent
Full approval and full coverage by NRDL
Marketed in China since 2021
POLARIS-2
CML
Single-agent
FDA, EMA, CDE, and PMDA cleared
Global Phase III Registrational Trial
POLARIS-1
First-Line Ph+ ALL
+ Chemo
FDA, EMA, and CDE (w/ BTD) cleared
Global Phase III Registrational Trial
POLARIS-3
SDH-deficient GIST
Single-agent
CDE cleared
Multinational Phase III Registrational Trial

1. Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.
2. Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

## Key Products and Pipeline Candidates

### *Lisaftoclax (APG-2575)*

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptotic process in cancer cells. In July 2025, Lisaftoclax was approved by China's National Medical Products Administration (NMPA) for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK (Bruton's Tyrosine Kinase) inhibitors, which makes Lisaftoclax the first ever Bcl-2 inhibitor receiving conditional approval and marketing authorization in China as well as the second Bcl-2 inhibitor ever approved commercially. In addition, Lisaftoclax was recommended in the 2025 CSCO Lymphoma Diagnosis and Treatment Guidelines for the treatment of relapsed/refractory CLL/SLL patients. Currently, Lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, in indications including CLL/SLL, Non-Hodgkin's lymphoma (NHL), AML, Multiple Myeloma (MM), Myelodysplastic Syndromes (MDS), Waldenström's macroglobulinemia（WM）, and certain solid tumors. Furthermore, the FDA has granted five ODDs to Lisaftoclax, specifically for the treatment of patients with follicular lymphoma, or FL, WM, CLL, MM, AML.

The following table summarizes the registrational trials completed or ongoing for Lisaftoclax:



| Clinical Program | Indication | Dose Escalation/ Dose Expansion | Clinical POC | Registrational Trial | Marketed |
|---|---|---|---|---|---|
| Pivotal Ph-II | CLL/SLL[1] | Single-agent | | | Approved in China 2025 |
| GLORA | CLL/SLL sub-optimal BTKi response (Add-on) | + BTK Inhibitor | FDA, EMA, and CDE cleared | Global Phase III Registrational Trial | |
| GLORA-2 | First-Line CLL/SLL | + acalabrutinib | EMA and CDE cleared | Multinational Phase III Registrational Trial | |
| GLORA-3 | First-Line Elderly and Unfit AML | + AZA (azacitidine) | EMA and CDE cleared | Multinational Phase III Registrational Trial | |
| GLORA-4 | First-Line HR-MDS | + azacitidine | FDA, EMA, and CDE cleared | Global Phase III Registrational Trial | |

1. In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors..

**APG-2449**

APG-2449 is a novel, orally active, small-molecule inhibitor of focal adhesion kinase (FAK), a third-generation inhibitor of anaplastic lymphoma kinase (ALK), and an inhibitor of receptor tyrosine kinase C-ROS oncogene 1, or ROS1. It is a triple ligase kinase inhibitor designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by Center for Drug Evaluation (CDE) for clinical studies in China. A first-in-human trial, cerebrospinal fluid pharmacokinetics or PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with non-small cell lung cancer, or NSCLC, whose disease was TKI naïve and resistant to second-generation ALK inhibitors, especially in those with brain metastases. In addition, high phosphorylated FAK (pFAK), expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC-resistant to second-generation ALK inhibitors, suggesting that increasing pFAK levels may be a viable therapeutic approach for treating tumors resistant to second-generation ALK TKIs. Furthermore, we are investigating the potential synergistic effect of APG-2449 with inhibitors targeting the MAPK pathway, including RAS, MEK, and BRAF inhibitors.

### 2.1.3 Access to Healthcare

In 2025, Olverembatinib delivered robust growth, driven by its inclusion in the NRDL. While maintaining its strong position in key regions and core hospitals, we continued to advance market expansion and penetration. This included deeper penetration and market share gains in core hospitals, as well as faster coverage of additional hospitals to broaden patient access, improve prescription conversion, and extended duration of treatment. Expanded coverage across hospitals and DTP pharmacies further improved patient accessibility.

As of December 31, 2025, through its strategic commercial partnership with Innovent Biologics, Inc. (Stock Code: 1801.HK) or Innovent, Ascentage Pharma has achieved coverage of more than 1,000 hospitals in China. During the twelve months ended of December 31, 2025, we entered 825 DTP pharmacies and hospitals, increased approximately 12.4% at this point compared to December 31, 2024. In particular, the number of hospitals where Olverembatinib was included on formulary increased approximately 36.5% to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024. We will continue to collaborate with Innovent to accelerate market penetration and build a solid foundation for accessibility.

Leveraging our established commercialization system, the rapid expansion of our in-house sales force, and strategic partnerships with multiple leading pharmaceutical commercial companies, we achieved nationwide market and distribution channel coverage. At the same time, we moved quickly to expand target hospital coverage and deepen end-market penetration. Our in-house team covered more than 1,300 hospitals in China. While Lisaftoclax remains in the self-pay phase, it has achieved formal formulary inclusion in several hospitals and has been listed in nearly all provinces and municipalities.

During the last five months of December 31, 2025, we entered 328 DTP pharmacies and hospitals. In 2025, our team covered more than 1,500 hospitals and over 800 pharmacies with the two commercialized products. In addition, Ascentage Pharma established strategic partnerships with leading pharmaceutical distributors in the PRC, achieving national wide drug distribution coverage.

### 2.1.4 *Research Exchange and Collaboration*

In the area of research exchange and collaboration, the Company consistently upholds an open innovation philosophy and continuously expands diversified cooperation channels. By strengthening collaboration with domestic and international universities and research institutions, it brings together cutting-edge scientific resources and innovative capabilities to accelerate the development of novel therapeutics. Furthermore, the Company actively participates in industry academic exchanges and technical seminars, fostering the sharing of advanced research outcomes and mutual exchange of expertise, thereby promoting the continuous enhancement of R&D capabilities.



Collaborating with China Pharmaceutical University on anti-tumor drugs R&D

Partnering with the University of Michigan on R&D of novel anti-tumor PROTAC (Proteolysis Targeting Chimeras)

Working with the Institute of Systems Medicine, Chinese Academy of Medical Sciences (CAMS) on the discovery of original tumor targets and jointly applying for a scientiic research project in Jiangsu Province

Selected examples of our collaboration activities with academic institutes

At the same time, Ascentage Pharma places high importance on industry exchanges and collaborations. The Company actively participates in international academic conferences, industry forums, and other events to share the latest R&D achievements, exchange insights on cutting-edge technologies, and explore potential partnership opportunities.

### The Chinese Biopharmaceutical Association CBA-China Annual Conference in 2025

The Chinese Biopharmaceutical Association CBA-China Annual Conference in 2025, organized under the leadership of Dr. Yang Dajun, Chairman and CEO of Ascentage Pharma, was successfully held from June 27 to 28 at the Suzhou International Expo Center. Serving as a key bridge connecting biopharmaceutical elites from China and the United States, this year's conference brought together over 1,200 distinguished speakers from government regulatory bodies, top research institutions, medical organizations, leading domestic and international pharmaceutical companies, and the investment community. Nearly 200 enterprises participated in the exhibition, with total attendees exceeding 30,000. Centered on the theme of "Embracing a Global Vision, Focusing on Industry Frontiers," the conference focused on the latest innovations in global drug regulatory trends, the integration of disruptive technologies such as artificial intelligence with biopharmaceuticals, and breakthroughs in advanced therapeutic areas.



### 10+ Studies on Ascentage's Novel Drugs to be Reported at the 2025 ASH Annual Meeting

At the 2025 American Society of Hematology (ASH) Annual Meeting, Ascentage Pharma presented over 10 clinical and preclinical studies on three key pipeline assets (olverembatinib, lisaftoclax, and APG-5918), including an Oral Report. Highlights included an Oral Report on the registrational Phase II monotherapy results of lisaftoclax in R/R CLL/SLL, a poster on lisaftoclax combinations in myeloid malignancies, and multiple poster presentations for olverembatinib – marking its eighth consecutive year at ASH – featuring first data from the global Phase III POLARIS-1 study in newly diagnosed Ph+ ALL and other investigator-led trials.

**Ascentage Pharma Presents Five Preclinical Studies at the 2025 AACR Annual Meeting**

At the 2025 American Association for Cancer Research (AACR) Annual Meeting, Ascentage Pharma presented updated data from five preclinical studies. The encouraging results from our investigational assets serve as another testament to the strength and innovation of our pipeline. Notably, the combination of our two key drug candidates, olverembatinib and lisaftoclax, demonstrated potent synergistic antitumor effects in preclinical models of acute myeloid leukemia and T-cell acute lymphoblastic leukemia. These preclinical findings are expected to complement and further catalyze subsequent clinical development. Moving forward, we will actively advance the clinical progress of these programs to bring more treatment options to patients in need.

**Ascentage Pharma Announces Results from 13 Studies to be Featured at the 2025 EHA Annual Congress**

At the 2025 European Hematology Association (EHA) Annual Congress held in Milan, Italy, Ascentage Pharma announced that the results of 13 studies on its core assets – including the novel drug olverembatinib (HQP1351), the investigational Bcl-2 inhibitor lisaftoclax (APG-2575), and the investigational EED inhibitor APG-5918 – will be presented in the form of an oral presentation, multiple poster presentations, and online publications.

### Ascentage Pharma Outlined its Global Innovation Strategy at 44th Annual J.P. Morgan Healthcare Conference

At the 44th Annual J.P. Morgan Healthcare Conference, Dr. Dajun Yang, Chairman and CEO of Ascentage Pharma, delivered a corporate presentation. In his address, Dr. Yang underscored the Company's "dual-engine" growth strategy, driven by its two key products olverembatinib and lisaftoclax. He reviewed the significant milestones achieved in 2025, attributed to the progress of these core assets, and outlined an ambitious global innovation roadmap for 2026, reinforcing the Company's commitment to advancing its pipeline and strengthening its worldwide impact.



## 2.2 Intellectual Property Rights

While actively advancing innovation and R&D, Ascentage Pharma places great emphasis on intellectual property (IP) protection. The Company strictly adheres to relevant laws and regulations, including the Patent Law of the People's Republic of China (《中華人民共和國專利法》) and its Implementing Regulations, and has established a comprehensive internal IP management mechanism. It continuously promotes the systematic layout of intellectual property to ensure that R&D achievements are effectively developed, protected, and reasonably utilized, thereby supporting long-term independent innovation.

To further standardize its IP management system and strengthen the creation, utilization, management, and protection of intellectual property, the Company actively responds to national policy requirements and implements the national standard Guidelines for Intellectual Property Management of Enterprises (《企業知識產權管理規範》)(GB/T 29490-2013). During the Reporting Period, the Company successfully completed the re-certification of its IP management system, with the certification scope covering IP management in targeted drug technology R&D, targeted drug development, and related procurement processes. In addition, in accordance with relevant legal and regulatory requirements, the Company further optimized its "Regulations on Rewards and Remuneration for Service Inventions," appropriately raising the standards for inventor incentives to stimulate innovation enthusiasm among employees.


知识产权合规管理体系认证证书
兹证明
苏州亚盛药业有限公司
知识产权合规管理体系符合标准：GB/T 29490-2023
通过认证范围：
中规认证
中规（北京）认证有限公司

Ascentage (Suzhou) Intellectual Property Management System Certification

To continuously strengthen intellectual property risk management, the Company has established a relatively comprehensive patent early-warning mechanism. This mechanism closely monitors industry patent application trends and technology layout developments, providing scientific decision-making support for the advancement of R&D projects. Additionally, for potential collaborations, technology introductions, and investment projects, the Company systematically conducts intellectual property due diligence, with a focus on assessing ownership rights and infringement risks, aiming to mitigate potential intellectual property-related challenges.

Leveraging its continuously enhanced innovation and R&D capabilities, the Company has steadily advanced its global intellectual property strategy, strengthening international protection for its core technologies. During the Reporting Period, we filed 67 invention patent applications and obtained authorization for 50 invention patents. As of the end of the Reporting Period, the Company has accumulated a total of 512 authorized patents worldwide.

We regularly organize specialized intellectual property training sessions, systematically promoting knowledge on pharmaceutical patents, patent application and layout strategies, and trade secret protection. These initiatives continuously enhance employees' awareness of intellectual property and their professional management capabilities.

**CMC Department's Specialized Training on Polymorph Patents**

In 2025, the Company organized a specialized training session titled "Drug Polymorph Patent Examination, Granting, Validation, and Case Sharing" for key departments such as Pharmaceutical Formulation R&D, Chemical Process R&D, and Production. The training systematically covered key points in the examination of drug polymorph patents, requirements for patent granting, and practical skills, with in-depth analysis of representative cases. It provided comprehensive guidance for the intellectual property and R&D teams, spanning from experimental data retention and patent drafting to responses during examination. This training strengthened the synergy between R&D and patent protection, laying a practical foundation for the high-quality application and strategic layout of future polymorph patents.

**Collaborative Seminar Exchanges on Patent Layout Strategies with Patent Office of the China National Intellectual Property Administration**

In 2025, officials from the Chemical Department of the National Intellectual Property Administration, including the Division Director of Synthetic and Pharmaceutical Chemistry Division and examiners, visited Ascentage Pharma for an exchange session. Representatives from the Company's intellectual property team and core R&D departments engaged in in-depth discussions with the examiners on topics such as overseas patent layout strategies, practical challenges, and technical understanding. This exchange helped the Company stay informed on patent practice trends and provided valuable insights for optimizing overseas patent layouts and enhancing the effectiveness of achievement protection in the future.

 

## 2.3  R&D Ethics and Morals

In clinical research, Ascentage Pharma holds the utmost regard for the trust and contributions of every patient, consistently operating with the highest standards and most rigorous approach. The Company strictly adheres to laws and regulations such as the Drug Administration Law of the People's Republic of China, the Implementing Regulations of the Drug Administration Law, and the Good Clinical Practice (GCP) guidelines, ensuring the standardization and scientific integrity of clinical trials while fully safeguarding the rights, interests, and safety of participants.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act of 1938 (FDCA). Drugs also are subject to other federal, state and local statutes and regulations. Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States. The process generally involves, among others, approval by an independent institutional review board (IRB) or ethics committee at each clinical trial site before each trial may be initiated.

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with Good Clinical Practice (GCP) requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the Investigational New Drug (IND) submission. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.


We ask participants to sign the Consent Letter of Participants in Clinical Trials (《受試者知情同意書》) before the clinical trial to protect the participants' rights to be informed, rights to choose and their privacy rights.


We require clinical trial personnel to maintain strict confidentiality of participants' personal information, and we expressly prohibit the collection of, or participation in, research on participants' information in the course of clinical trials.


During clinical trials, participants' information is identified by numbers and regular process reviews are conducted to ensure clinical trial compliance and avoid leakage of participants' privacy.

Participants' Rights Protection Initiatives

# 3 Robust Quality and Reliable Supply

Ascentage Pharma is committed to providing high-quality and safe products along with excellent customer service. The Company has established a systematic quality management system and continuously refines its customer service and responsible marketing practices. Furthermore, Ascentage Pharma is dedicated to building a resilient and sustainable supply chain to ensure a stable and reliable supply of its products.

## 3.1 Quality and Safety

Ascentage Pharma regards product quality and safety as the foundation for its steady operation and sustainable development. The Company has established a systematic quality management system, continuously strengthening pharmaceutical lifecycle management, cultivating quality awareness among all employees, and improving drug safety traceability and product recall mechanisms, thereby safeguarding product quality and safety through multiple dimensions.

### 3.1.1 Quality Management

Ascentage Pharma strictly follows the Drug Administration Law of the People's Republic of China (《中華人民共和國藥品管理法》), the Implementing Regulations of the Drug Administration Law of the People's Republic of China (《中華人民共和國藥品管理法實施條例》), the Administrative Measures of Drug Registration (《藥品註冊管理辦法》), the Announcement of the NMPA on Strengthening the Supervision and Administration of the Entrusted Production of Holders of Drug Marketing Licenses《國家藥監局關於加強藥品上市許可持有人委託生產監督管理工作的公告》), the Supervision and Management Provisions on the Implementation of the Main Responsibility for the Quality and Safety of Pharmaceuticals by the Holders of Drug Marketing Licenses (《藥品上市許可持有人落實藥品質量安全主體責任監督管理規定》), and the Guidelines for On-site Inspection of Manufacturing Entrusted by Holders of Drug Marketing Licenses (《藥品上市許可持有人委託生產現場檢查指南》) and other laws and regulations. Based on GMP[1], cGMP[2], GCP[3], GVP[4] and other quality management standards, the Company has established a sound quality management system and rigorously manages quality throughout the entire pharmaceutical product lifecycle, from R&D and technology transfer to commercial production and product discontinuation.

---

[1]   GMP: Good Manufacturing Practice

[2]   cGMP: Current Good Manufacturing Practice

[3]   GCP: Good Clinical Practice

[4]   GVP: Good Pharmacovigilance Practice

The Company has established quality management systems including the Quality Policy and Objectives (《質量方針與目標》), the Management Regulations on Changes (《變更管理》), the Release of Products from the Factory (《產品出廠放行》), and the Release of Products on the Market (《產品上市放行》). During the Reporting Period, systems such as Production Management (《生產管理》), Release of Products from the Factory (《產品出廠放行》), and Release of Products on the Market (產品上市放行》) were optimized. New systems were also introduced, such as the Management Procedures for Recovery of Investigational Medicinal Products (《臨床試驗用藥品收回管理規程》), the Drug Sales Procedures (《藥品銷售規程》), and the LSP Finished Product Shipping Management Procedures (《LSP 成品發運管理規程》). These efforts continuously improve the development of the quality management system and strengthen the awareness of primary responsibility for drug quality, thereby ensuring the high-standard implementation of quality controls. To ensure the stable operation of the quality management system, a GMP management structure has been established. It is overseen overall by the Chairman and CEO, managed on a daily basis by the Senior Vice President and Head of CMC[5], and executed with the primary participation of the Production Operations Department, Quality Assurance Department, Analytical and Quality Control Department, and Supply Chain Department.

[5]     CMC: Chemistry, Manufacturing and Control

We are committed to continuously strengthening our own quality management system and actively advancing the application for the necessary pharmaceutical production qualifications as well as various quality management system certifications. This aims to ensure a high-quality pharmaceutical production process through stringent quality management standards. As of the end of the Reporting Period, Ascentage Suzhou obtained both the Drug Manufacturing License (Certificate B) and the Drug Manufacturing License (Certificate C) and passed the GMP compliance inspection. Simultaneously, Ascentage Pharma has obtained ISO 9001 Quality Management System certification, with the certification scope covering 100% of the Company's production sites.

| Drug Manufacturing License and System Certification | Scope of Certification |
| --- | --- |
| Drug Manufacturing License (Certificate A) | Ascentage Suzhou |
| Drug Manufacturing License (Certificate B) | Healthquest Pharma Ascentage Suzhou |
| Drug Manufacturing License (Certificate C) | Ascentage Suzhou |
| Passed EU QP GMP audit | Ascentage Suzhou |
| Passed the GMP compliance inspection in 2025 | Ascentage Suzhou |
| ISO 9001 Quality Management System Certification | Ascentage Suzhou |







药品 GMP 符合性检查告知书

编号：苏药监药生告知〔2025〕016 号

| | | | |
|---|---|---|---|
| 任务编号 | 苏 20240242 新 | 检查类型 | 药品 GMP 符合性检查 |
| 被检查单位名称 | 苏州亚盛药业有限公司 | 药品生产许可证号 | 苏 20220039 |
| 检查地址 | 中国（江苏）自由贸易试验区苏州片区苏州工业园区新庆路 68 号 | | |
| 检查范围及相关车间、生产线 | 片剂（抗肿瘤药）(口服固体制剂 1 车间,片剂生产线) | | |
| 检查依据 | 《药品生产质量管理规范（2010 年修订）》及相关附录 | | |
| 检查时间 | 2024 年 11 月 08 日~2024 年 11 月 10 日 | | |
| 结论 | 符合要求 | | |
| 附件 | 药品 GMP 符合性检查缺陷项目表(已签收) | | |
| 主送 | 苏州亚盛药业有限公司 | | |
| 抄送 | 江苏省药品监督管理局苏州检查分局 | | |

重要信息：如不服本告知，可以自收到之日起六十日内向江苏省人民政府申请行政复议，或者在六个月内向江苏省南京市中级人民法院提起行政诉讼。

江苏省药品监督管理局

2025 年 01 月 03 日

Ascentage Suzhou passed the GMP compliance inspection

中经认证

证书编号：04424Q11289R0M

质量管理体系认证证书

兹证明

苏州亚盛药业有限公司

统一社会信用代码：91320594MA1MLQHB2Q

注册地址：中国（江苏）自由贸易试验区苏州片区苏州工业园区新庆路 68 号

审核地址：江苏省苏州市苏州工业园区新庆路 68 号

质量管理体系符合

GB/T 19001-2016/ISO 9001:2015 标准

该体系覆盖范围

抗肿瘤药（胶囊剂）研发（注册前）、

抗肿瘤药（片剂）研发；奥雷巴替尼片剂生产

（未纳入认证范围的多场所不得使用认证证书和认证标志）

北京中经科环质量认证有限公司　签发人：

公众号　证书查询

Ascentage Suzhou ISO 9001 Quality Management System Certificate

- **Quality Testing**

In compliance with regulations such as the Good Manufacturing Practice《(藥品生產質量管理規範》and with reference to the latest quality standards including the 2025 Edition of the Pharmacopoeia of the People's Republic of China (2025 年版《中國藥典》), as well as those of the United States and Europe, we have developed, implemented, and regularly updates internal quality testing procedures covering physical, chemical and microbiological testing, along with quality standards for raw materials, excipients, and finished products, to ensure that pharmaceuticals are safe, effective, and of consistent quality. We have established in-house analytical and quality control laboratories at both our R&D center and production bases, and performed quality tests on all product batches in accordance with the relevant codes of practice and quality standards. Meanwhile, we follow the GDP[6] for inspection records, and review them in obedience to our internal QC Laboratory Analytical Data Audit (《QC 實驗室分析數據審核》) process. Additionally, we engage certified third-party laboratories to conduct quality testing for selected raw materials and excipients.

6 GDP: Good Documentation Practice

| | |
|---|---|
| **Product Testing** | During the Reporting Period, we completed quality testing for 347 batches of raw and auxiliary materials, 19 batches of intermediate products, and 15 batches of finished products, with a qualification rate of 100%.<br><br>Our products, including Olverembatinib and Lisaftoclax, underwent supervisory sampling inspections by the national and provincial drug regulatory authorities. The inspections covered commercially available or registered batches, and the pass rate was 100%. The results indicate that all products complied with regulatory standards and registration requirements.<br><br>The Company conducted stability studies on both investigational and marketed products. The cumulative number of stability time points tested exceeded 160 batches, with no adverse trends or out-of-specification results observed. |
| **Product Testing Optimization** | During the Reporting Period, the Company's product lisaftoclax received marketing approval from NMPA in China. We established comprehensive quality control standards for it that align with internationally advanced levels. These standards not only comply with the requirements of the CDE but are also developed with reference to the latest international authoritative guidelines such as ICH[7], facilitating a smooth transition of lisaftoclax from R&D specifications to formal commercial quality standards. According to the registration standards approved by the CDE, the Company added a total of 13 quality control indicators. These enhancements cover the optimization of quality standards and analytical methods for drug substances, excipients, intermediates, and finished products. |

[7] ICH: The International Council for Harmonization of Technical Requirement for Pharmaceuticals for Human Use

| | |
|---|---|
| **Quality Risk Assessment** | We follow the ICH Q9 Quality Risk Management (《質量風險管理》) guideline to assess, control, communicate, and review quality risks throughout the product lifecycle. We also conduct precautionary testing and control for potential quality risks in areas such as product stability studies and quality testing to ensure product quality and safety.<br><br>During the Reporting Period, we completed 20 quality risk assessment reports, covering areas including pharmaceutical production, testing, storage, transportation, and computerized systems. Furthermore, we developed precautionary and control measures for significant and emerging quality and safety risks. We applied quality risk management tools to quality-related activities such as change control, deviation handling, internal audits, and customer complaints, providing a solid foundation and strong safeguard for the Company's ability to consistently supply safe, effective, and quality-assured pharmaceuticals.<br><br>We have also established a product supply business continuity program based on quality risk management. Through systematic risk assessment and control measures, this program ensures the continuous and stable operation of product supply activities within acceptable risk thresholds. |

| Non-Conforming Products Control | We have established and continuously improved the Procedures for Handling Non-Conforming or Waste Materials and Products (《不合格或廢棄物料和產品的處理》) under applicable laws and regulations. These procedures specify comprehensive handling protocols and workflows to ensure full-process control and traceability of non-conforming products, preventing unauthorized diversion or reuse. In addition, according to the Guidelines for Investigating Unusual Events, Exceedances and Out-of-trend Results (《異常事件、超標及超趨勢結果調查指南》), we launch investigations into non-conforming products. Through systematic analysis of investigation findings, we identify the root cause and recommend effective corrective actions and preventive measures, thereby driving continuous improvement and upgrade in both process control capabilities and inspection performance.<br><br>The Company implements closed-loop management for non-conforming products. Products investigated and confirmed as non-conforming are immediately isolated, labeled, and transferred to a controlled area. Subsequently, initiated by the Quality Assurance Department and approved by the Qualified Person, they are entrusted to a qualified third-party for environmentally sound destruction. The entire process is supervised, and complete disposal records are retained. |
| --- | --- |

- **Quality Audit**

Ascentage Pharma regularly conducts quality audits and continuously maintains strict pharmaceutical quality standards. During the Reporting Period, the Company carried out quality supervision over clinical trial and production processes through both internal and external quality audits, and implemented closed-loop corrective actions for any findings.

| Internal Audit | • Throughout the year, the Company conducted five internal audits, achieving comprehensive coverage of all six GMP systems. The audits were performed in accordance with current GMP regulations and relevant Marketing Authorization Holder (MAH) requirements. A total of 39 findings or recommendations were identified. All findings and recommendations were analyzed and evaluated, leading to the development and effective implementation of corresponding corrective actions. The Company's quality management system operates effectively, with no material quality or compliance risks identified. |
|---|---|
| External Audit | • During the Reporting Period, the Company underwent on-site audits by its partners, with no critical or major findings identified. The Company's quality management system has received consistent recognition from both regulatory authorities and partners. Any minor findings were addressed with timely responses and corrective actions completed as required by the partners. |

Internal and External Quality Audits

- **Quality Culture**

Ascentage Pharma places high importance on fostering a culture of quality. The Company utilizes a professional e-learning system to provide comprehensive annual quality training for all employees. A dedicated training management coordinator is assigned to efficiently track the progress of each employee's training plan through this system, ensuring the integrity and effectiveness of the quality training for the entire staff. In 2025, the Company regularly conducted trainings on quality control and product safety, covering topics such as GMP and drug regulatory laws, general QC management principles, and global processes for monitoring and handling post-marketing individual case safety reports. These initiatives are designed to continuously enhance overall quality management awareness and strengthen the Company's quality standards.

During the Reporting Period, Ascentage Pharma has conducted training activities with over 35,000 participants on various quality management topics, achieving an on-time completion rate of over 99%.

> **"Quality Golden Idea" Campaign**
>
> In 2025, the Company continued the well-received "Quality Golden Ideas" initiative, widely soliciting suggestions from all employees for improvements in areas such as regulatory compliance, product quality, and production efficiency. During the Reporting Period, over 30 "Golden Ideas" were collected and recognized through an awards process. The suggestions covered various aspects including regulatory compliance, product quality enhancement, and production efficiency gains. All awarded "Golden Ideas" have been adopted and implemented, effectively elevating the Company's quality management standards.

### 3.1.2 Drug Safety and Traceability

Ascentage Pharma is committed to implementing drug safety lifecycle management and establishing multilayered health protection measures. To build a pharmacovigilance system that meets high-quality standards, we strictly adhere to regulatory requirements and GVP standards, including the Good Pharmacovigilance Practice (《藥物警戒質量管理規範》), the Provisions on the Administration of Pharmaceutical Directions and Labels (《藥品說明書和標籤管理規定》), and other relevant regulations. We have developed and implemented management systems such as the Monthly Pharmacovigilance Quality Management Procedures (《藥物警戒月度質量管理規範》), the Pharmacovigilance Business Continuity Plan (《藥物警戒業務連續性計劃》), the Drug Safety Incident Emergency Response Plan (《藥品安全事件應急預案》), and the Labelling Control Procedures for Drug for Trial Use (《試驗用藥品標籤控制規程》). Furthermore, we have established rigorous safety management plans to conduct safety assessments at all stages of the product lifecycle, continuously improving our pharmacovigilance management system.

We have also established a Drug Safety Committee consisting of experts in medicine, pharmacovigilance, preclinical development, regulatory affairs, and other line functions as appropriate. The committee holds annual and ad hoc meetings on a regular basis to oversee significant safety issues or concerns, including but not limited to, post-marketing safety surveillance, major risk assessment, handling of significant or urgent drug-related incidents, and risk control decision-making.

We, together with our subsidiaries holding marketing authorizations, have implemented a unified pharmacovigilance management model. This includes the full-process digital management of Individual Case Safety Reports (ICSRs) through the Global Drug Safety Database (GSDB, i.e., the ARGUS system), enabling integrated analysis of multi-source data from clinical trials, post-marketing (e.g., spontaneous reports), literature and other sources as appropriate. Consequently, a comprehensive safety information repository for our pharmaceutical products has been established. We also perform regular safety signal detection and management for our products in both pre- and post-market. A pharmacovigilance agreement has been executed with Healthquest Pharma (our subsidiary), entrusting us to conduct comprehensive pharmacovigilance activities on its behalf. These activities encompass the monitoring, reporting, evaluation, signal detection, data mining, and risk management of adverse drug reactions.

### Pre-marketing Phase:

- During clinical trials, we optimize study design to implement comprehensive and frequent follow-up and monitoring of participants, enabling timely detection and management of adverse events. Concurrently, we enhance communication and collaboration with clinical trial institutions through regular training and knowledge-sharing initiatives to elevate investigators' pharmacovigilance awareness and safety monitoring capabilities.

### Post-marketing Phase:

- We have established effective communication channels targeting healthcare professionals, pharmacists, patients, and regulatory authorities, including a dedicated customer service hotline in the product manual, and a dedicated pharmacovigilance reporting email address displayed on our website. Through these channels, we collect adverse reaction data from clinical practice, post-marketing studies, market research programs, scientific literature, regulatory feedback, and public websites/forums monitoring.
- Meanwhile, we actively conduct various post-marketing studies and market surveillance research and launch patient education programs to enhance drug safety awareness. In full compliance with regulatory requirements, we actively collaborate with local health authorities on drug safety monitoring initiatives, performing routine safety signal detection and management for marketed products.

Pre-marketing and Post-marketing Drug Safety Management

Ascentage Pharma has developed a Drug Traceability System (《藥品追溯體系》) in accordance with regulatory requirements, including the Guidelines for the Development of Drug Information Traceability System (《藥品信息化追溯體系建設導則》) and Drug Traceability Code Encoding Standards (《藥品追溯碼編碼要求》), to ensure public drug safety and achieve comprehensive drug traceability. This system clearly defines the roles and responsibilities for the use and maintenance of the drug traceability system and codes.

We utilize Alibaba Health's "Ma Shang Fang Xin Drug Traceability System" to manage pharmaceutical data tracking. This enables the real-time and accurate capture of end-to-end drug distribution and utilization information, and ensures the relevant data is submitted to regulatory authorities in full compliance with mandates. Regarding the use of traceability data, Ascentage Pharma provides traceability information to downstream pharmaceutical distributors and healthcare institutions for their verification and feedback. Concurrently, we offer drug traceability query services to consumers through our system, with all query content strictly adhering to the Basic Dataset Standards for Drug Traceability Consumer Inquiries (《藥品追溯消費者查詢基本數據集》).

### 3.1.3 Product Recall

In China, Ascentage Pharma complies with the Good Manufacturing Practice of Medical Products (Revised in 2010) (《藥品生產質量管理規範(2010 年修訂)》) and the Measures for the Administration of Drug Recalls (No. 92 of 2022) (《藥品召回管理辦法》(2022 年第 92 號)), and has established the Commercialized Product Recall Procedures (《商業化產品召回程序》) to ensure the standardized drug recall procedures. We also conducted annual product recall drills to ensure compliant and efficient product recalls.



**Recall case assessment**
• Recall reason and health hazard assessment

**Determine recall level**
• First level recall: within one day
• Second level recall: within three days
• Third level recall: within seven days

**Notice of recall**
• Within the time specified in the recall level to notify the relevant enterprises and users to stop shipping, sales and use of defective products

**Recall plan and investigation**
• Submit recall plan and investigation report to relevant departments
• Publish product information and recall plans on the Company's official website and update them in a timely manner

**Execute recall**
• The person in charge of the recall follows up the recall process

**Progress reporting**
• Report to the Company and relevant departments the recall progress

**Recall conclusion report**
• Internal evaluation of recall effects
• Disposal of recalled products as required
• Prepare recall conclusion report

Product Recall Process

**Product Recall Drills**

During the Reporting Period, the Company conducted a simulated product recall drill covering both clinical and commercial products. The drill simulated a Level 2 recall scenario and involved the entire traceability process, from upstream tracking of production materials to downstream tracking of products shipped to primary distributors. Throughout the exercise, all teams coordinated communication in an orderly manner, provided complete and reliable traceability documentation, and completed the tracing of all products and materials within the required timeframe, achieving a 100% traceability rate for both upstream and downstream steps. This drill effectively validated the reliability of the Company's current product recall management system.

During the Reporting Period, Ascentage Pharma did not have any product recalls due to safety and quality reasons.

## 3.2 Customer Services

*Customer Complaint Management*

Ascentage Pharma consistently uphold a "Patient First" philosophy, treating customer feedback as a key driver for continuous improvement. We have established multi-channel communication and complaint mechanisms to promptly address product inquiries, usage feedback, and complaints. In accordance with procedures such as the Product Complaint Handling and Technical Investigation (《產品投訴處理和技術調查》and the Product Quality Complaint Investigation (《產品質量投訴調查》, we conduct timely and standardized technical investigations and implement closed-loop handling for all product complaints. This process is designed to continuously enhance product and service quality as well as customer satisfaction. During the Reporting Period, we received a total of 12 complaints related to our products and services.

| Receiving and recording complains | • Internal complain channels: e-mail, telephone, oral complaint, etc.<br>• External complain channels: national service hotline 400-168-1351 and third-party platforms<br>• Prepare Product Complaint Form（《產品投訴表》）and Product Complaint Tracking Log（《產品投訴追蹤日誌》）to record complaints<br>• National Customer Service Hotline: 400-168-2575 |
| --- | --- |
| Technical investigations on products being complained | • Conduct product technical investigation based on product descriptions<br>• Formulate corrective and preventive measures based on fundamental reasons and input into the Corrective Action and Preventive Action (CAPA) Tracking System（《糾正預防措施（CAPA）跟蹤系統》） |
| Closure of complaint procedures | • Notify complainants of the investigation results and relevant information<br>• Review and summarize complaint records and conduct management evaluation of products being complained |

Handling Procedure of Product Complaints

*Responsible Marketing*

Ascentage Pharma places high importance on responsible marketing and has formulated and implemented the *Responsible Marketing Policy* (《負責任營銷政策》). This policy applies to all employees of the Company (including full-time, part-time, and temporary staff) and encourages compliance from suppliers and other business partners. We have established and implemented a mechanism for reviewing and supervising responsible marketing materials, requiring all marketing materials to be reviewed and approved by the Company's Medical Affairs Department and Marketing Department prior to release to avoid misleading or omitting information, thereby ensuring the content is truthful and accurate. We conduct regular monitoring and inspection of our marketing and market practices to promptly identify and correct potential issues, ensuring our marketing materials and activities comply with laws and regulations, internal policies, and ethical standards. Furthermore, we engage an external auditor semi-annually to conduct audits. The review scope covers the standardized management of the overall sales process, including the signing of sales contracts, the implementation of sales policies, and substantive reviews of sales expenses, to ensure marketing activities and sales processes are compliant. We have also formulated the Compliance and Expense Management System for Sales and Academic Activities (《銷售與學術活動合規和費用管理制度》) to safeguard the authenticity, reasonableness, and compliance of product promotion and sales processes.

To continuously strengthen responsible marketing management, we develop an annual responsible marketing training program for employees to ensure they are aware of and comply with relevant policies and standards. During the Reporting Period, the responsible marketing training of the Company covered 95% of our employees. Concurrently, we organized 76 sessions of responsible marketing training and examinations for marketing personnel, and conducted responsible marketing training exercises for employees. These initiatives aim to deepen staff understanding of areas such as compliant marketing, product knowledge, principles and requirements for interacting with patients, and consumer rights protection, thereby promoting the effective implementation of responsible marketing practices.

In terms of customer privacy protection, we strictly comply with laws and regulations on information and privacy protection such as the Personal Information Protection Law of the People's Republic of China (《中華人民共和國個人信息保護法》), to ensure that all patients' personal data and privacy information are adequately protected and properly handled. We require all patient personal data and privacy information to be kept only in medical institutions and pharmacies by healthcare professionals, and the Company does not receive or store any patient personal data.

## 3.3 Supply Chain Management

Ascentage Pharma has established a standardized supplier management system, implementing the supplier lifecycle management to ensure the security and stability of the supply chain. We also enhance supplier product and service quality through communication and support initiatives. Furthermore, we emphasize the sustainability of our supply chain, committed to building fair, just, mutually beneficial, and collaborative partnerships. We work hand-in-hand with our suppliers to create long-term value.

### 3.3.1 Supplier Management System

Ascentage Pharma has established and implemented a supplier management system comprising, among others, the Procurement and Supply Management Regulations (《採購供應管理規程》), the Regulation for GMP Materials Procurement Management (《GMP 物料採購管理規程》), the GMP Supplier Management Regulations (《GMP 供應商管理規程》) and Tendering and Bidding Management Regulations (《招投標管理規程》). We require suppliers to sign the *Code of Conduct for Suppliers* (《供應商行為準則》), committing to comply with the Company's requirements regarding business ethics, quality, health and safety, and environmental protection. We also adhere to procurement and supply principles of resource sharing, comprehensive evaluation-based procurement, and planned procurement to ensure rational and efficient allocation of resources.

Ascentage Pharma continuously advances the digitalization of its supply chain to enhance operational efficiency. The Company has launched several material management platforms, including the one-stop business travel and expense management platform HELIOS system, the Warehouse Management System (WMS), and a reagent management system. Concurrently, we had initiated research on Supplier Relationship Management (SRM) and Enterprise Resource Planning (ERP) systems, organizing multiple rounds of external expert evaluations for SAP system vendors. In 2025, the WMS system achieved full-process digital management of procurement, further improving supply chain management efficiency.

- **Supplier Full Life-cycle Management**

In pursuit of standardized and systematic supplier management, we have implemented a full lifecycle management process covering supplier selection reviews, procurement review, cooperation assessment, and elimination mechanism. This effectively manages partnership risks and ensures the compliance and stability of production and operational activities.

*Selection review:*

– Review the basic information of the supplier to ensure that it conforms to pharmaceutical standards, in accordance with the Questionnaire for the Suppliers of GMP Materials (《GMP 物料供應商調查問卷》) and the Questionnaire for GMP Services Providers (《GMP 服務提供商調查問卷》)

– Conduct supplier background and risk checks by downloading and reviewing corporate credit reports, etc. to assess their credit history and compliance status

– Review due diligence reports prepared by third-party due diligence vendors or the suppliers themselves. We conduct multi-channeled assessments and maintain potential risks at manageable levels by reviewing the detailed information of the suppliers' operating entities, previous and existing business relationships and experiences with us or our employees, the suppliers' relationships with government, third-party subcontracting and control, and compliance events

*Procurement review:*

– In key bidding projects, supplier information will undergo joint review by the legal department, EHS (Environmental, Health and Safety) department, infrastructure department, finance department, compliance department, marketing department and procurement department

– We commission professional third-party vendors to prepare compliance reports and evaluate suppliers in key procurement categories. In particular, a professional third-party consultant will be engaged to conduct the professional construction audit upon the settlement of key fixed assets procurements.

*Cooperation assessment:*

– For GMP suppliers, the Company categorizes GMP suppliers into 3 levels (i.e. Risk Level III, Risk Level II, Risk Level I) according to risks in a descent order based on a comprehensive assessment of the likelihood, severity, and detectability of quality defects of the materials or services supplied by the suppliers, and ensures that activities such as the addition, change, removal, and disqualification of the materials or services supplied by the GMP suppliers follow the corresponding regulations in accordance with the strict protocols

| Risk Level | Type of Material Supplied | Type of Service Supplied |
|---|---|---|
| III | Starting material for Active Pharmaceutical Ingredients (API) production, pharmaceutical excipients, internal packaging materials | Commissioned production of API, commissioned production/ commissioned primary packaging of formulated products, commissioned inspection |
| II | Other materials for API production, printed overpack materials, key GMP consumables in direct contact with the product | Commissioned production of starting material, commissioned secondary packaging of formulated products, commissioned storage, commissioned destruction of controlled waste, commissioned transport with temperature control requirements |
| I | Non-printed overpack materials, other key GMP consumables | Commissioned audits, preventive maintenance, calibration and metrology, validation and verification, commissioned transport without temperature control requirements, pest control, GMP consultancy |

Supplier Risk Level Classification

–  Develop an annual quality audit plan based on supplier levels and internal supplier risk levels, carry out on-site quality audits of suppliers and strengthen supply chain management and review to ensure supply quality and reliability.

**Supplier audit initiatives**

Our supplier audits cover different categories of GMP material supply and GMP services such as contract manufacturing of starting materials, contract manufacturing of chemical APIs, and pharmaceutical excipients. The audit scope includes quality management, EHS management, qualifications, and creditworthiness, among other aspects.

On-site audits are performed at least once every two years for higher-risk materials or GMP services, and annually for contract manufacturing of finished dosage forms. We have also engaged a professional third-party auditing firm to assess the factories of overseas suppliers (primarily imported excipient suppliers) and to evaluate the compliance status of the plants, facilities, and quality systems at the excipient suppliers' production sites.

During the Reporting Period, we completed a total of 24 supplier audits and signed 57 supplier quality agreements. In response to findings identified during the audits, we promptly urged our suppliers to implement quality improvements, thereby strengthening the supply chain's quality safeguards to ensure high-standard product quality.

**Quality Audit on a Tier-2 Supplier**

In 2025, Ascentage Pharma conducted a quality audit on Porton Pharma Solutions, a Tier-2 supplier of starting materials for olverembatinib. The audit covered production processes, production facilities and equipment, material management, personnel and operations, and the quality control laboratory. We provided the supplier with audit observations, and the supplier implemented corresponding corrective actions during the Reporting Period.

**Quality Audit on a Packaging Supplier**

In 2025, Ascentage Pharma conducted a quality audit on its upstream packaging supplier, Yuen Foong Yu Packaging, Inc., in accordance with ISO 9001 standards and the Good Manufacturing Practice (《藥品生產品質管制規範》). The audit scope covered plant facilities and equipment, material management, production management, contract manufacturing management, EHS management, the supplier's quality management system, and GMP-related requirements. We provided the supplier with audit observations, and the supplier implemented corresponding corrective actions during the reporting period.

*Elimination mechanism:*

– Suppliers involved in quality incidents, suppliers identified with serious deficiencies during audits who fail to implement corrections, or those who seriously violate national laws, regulations, or contract terms will be placed on a blacklist.

– Develop detailed supplier exit or transition plans for suppliers being phased out, including inventory clearance, technology transfer, and qualification of new suppliers, to ensure uninterrupted supply continuity and manage risks associated with supplier elimination.

During the Reporting Period, we had a total of 716 suppliers, among which 650 were in Mainland China, Hong Kong, Macau and Taiwan, while 56 were from overseas.

- **Supplier Support and Cooperation**

Ascentage Pharma conducts multiple supplier quality management improvement training sessions for different categories of suppliers every year. Meanwhile, we actively participate in various industry exchanges and forums to discuss topics such as supplier relationship management and risk control, supply chain stability, digital enablement, and sustainable procurement and certification.

**Supplier quality communication and support**

- After the quality audit, conduct annual special quality training for all key API manufacturers and suppliers for commissioned production of preparations to help the suppliers correctly understand, thoroughly investigate and effectively rectify the problems identified in the audit process.
- In response to the anomalous particle size detection of calcium phosphate, communicate with the supplier, prompting them to enhance quality control standards, add on-site control equipment, and optimize the HDPE production process, ultimately improving the quality of the material.
- Organize a technical exchange meeting, inviting a domestic Hot Melt Extrusion (HME) equipment supplier to provide a detailed explanation of the equipment's technical principles, key considerations for production quality control, and product advantages, fostering ongoing collaboration between both parties.

**Industry training and exchanges**

- Participate in industry events such as the CPHI (Convention on Pharmaceutical Ingredients) 2025 in Shanghai to exchange insights on industry development trends and learn about cutting-edge practices. Through direct engagement with global distributors and agents, we enhanced trust and cooperation with both our upstream and downstream suppliers.

- **Supply Chain Stability Assurance**

Ensuring the stable supply of commercialized products is a key priority for Ascentage Pharma in securing supply chain stability. We actively coordinate internal functional departments to meticulously plan long-term material requirements and maintain close communication with suppliers. This ensures the maintenance of safety stock for upstream supplies, including Active Pharmaceutical Ingredients (API), starting materials, packaging materials, reagents, and consumables.

Simultaneously, we have incorporated ensuring adequate year-round supply of production-related materials and excipients throughout the year into the performance assessment requirements for the Procurement Department, thereby strengthening ongoing supervision and control over supply stability. The Company's Procurement Department also periodically engages in developing and evaluating alternative suppliers and implements a dual sourcing strategy to effectively mitigate supply risks.

We actively promote the localization of key excipients, develop new supply channels for critical materials, and build proactive, orderly, and recoverable production and operational resilience by establishing a dual sourcing procurement mechanism. During the Reporting Period, for three key excipients produced overseas, we promoted the development of domestic agents that meet quality requirements, aiming to reduce or mitigate supply risks arising from trade factors. Additionally, the commercial production of our two marketed products, Olverembatinib and Lisaftoclax, has been contracted to external manufacturers, with dual-source supply being gradually achieved.

To ensure a stable supply of pharmaceuticals, Ascentage Pharma works with logistics partners to establish a global clinical drug supply center. As of the end of the Reporting Period, we have conducted clinical trials of our products in 32 countries globally and set up 17 distribution centers, effectively ensuring drug accessibility and guaranteeing the timely and intact delivery of medications to patients in need.

### 3.3.2 Sustainable Supply Chain

Ascentage Pharma fully identify, assess, and control potential ESG risks across all stages of the supply chain, committed to building a high-quality, responsible, and sustainable supply network. We have developed and implemented the Procurement and Supply Management Procedures (《採購供應管理規程》), which incorporate evaluations for supplier qualification that consider factors such as quality and environmental certifications, carbon neutrality, and employment compliance. The procedures also factor in suppliers' ESG capabilities as part of the decision-making process. Throughout our collaboration with various suppliers, we incorporate ESG considerations such as environmental protection, compliant employment, labor rights, quality management, and anti-corruption.

**Environmental considerations**

- **Green and environmental protection requirements for logistic suppliers:** In terms of pharmaceutical cold chain logistics, we give priority to green logistics service providers (such as Sinopharm Logistics that has obtained energy-saving product certifications) to promote energy conservation and emission reduction in the supply chain.

- **Environmental protection considerations for supplies under the GMP category and printed packaging materials:** We give priority to GMP suppliers that have established environmental protection systems such as those that have obtained relevant environment certifications.

## Social considerations

- **Compliant employment requirements for outsourced suppliers:** For the suppliers who provided contracted staff to us, we strictly require that their employment of the staff is in compliance with the relevant laws and regulations through bidding requirements and contract clauses to protect interests of employees at the outsourced suppliers, and we reserve the right to spot check the implementation from time to time.

- **Quality management system for suppliers under GMP categories:** We require suppliers to have a mature and complete quality management system, and conduct ESG risk reviews on GMP material suppliers according to the Questionnaire for the Manufacturer or Dealer of GMP Materials (《GMP物料製造商經銷售調查表》) or the Questionnaire for the GMP Services Providers (《 GMP服務商調查表》) to prevent potential quality risks.

- **Safety management requirements for suppliers of on-site construction services:** we ensure that each supplier providing on-site construction services receives at least one safety management training session per quarter. The training content includes the supplier's safety management responsibilities, basic entry procedures and qualification requirements, and fundamental safety requirements at the construction site. A total of 120 training sessions were conducted in 2025.

## Governance considerations

- **Compliance and anti-corruption commitments and clauses:** We set up due diligence questionnaires, request written commitments from our suppliers in relation to their business relationships and compliance events, and impose requirements on supplier integrity through anti-corruption clauses in our contracts.

- **Anti-corruption review on the supply chain:** Our legal and compliance departments review supply chain compliance and anti-corruption risks, incorporate business ethics requirements and hospitality and gift policies in our procurement processes, establish effective supervision and complaint channels, and strictly investigate and deal with anti-corruption related non-compliance matters and behaviors.

# 4 Green Production and Safety Safeguarding

Ascentage Pharma consistently upholds the philosophy of green and sustainable development, proactively assuming environmental protection and social responsibilities. The Company actively addresses the challenges of climate change, continuously strengthens the whole-process management of pollutant emissions, and strives to reduce the potential impacts of production and operational activities on the ecological environment. At the same time, the Company places high importance on the health and safety of its employees, treating it as a critical foundation for stable operations. Through continuous optimization of the occupational health and safety management system, improvement of risk early warning and control mechanisms, and the enhancement of management measures, the Company steadily elevates its overall management standards and operational resilience.

## 4.1 Environmental Management

Ascentage Pharma has established a structured and standardized environmental compliance management system, continuously refining its environmental management mechanisms. Relying on regular internal and external audits, the Company ensures the efficient operation of the system. Concurrently, it has set scientifically based environmental management objectives to guide the orderly execution of all related tasks, thereby driving the continuous enhancement of overall environmental management performance.

### 4.1.1 Environmental Management System

Ascentage Pharma strictly complies with relevant laws and regulations, including the Environmental Protection Law of the People's Republic of China (《中華人民共和國環境保護法》) and the Environmental Impact Assessment Law of the People's Republic of China (《中華人民共和國環境影響評價法》). The Company has established the Environmental Management Policy (《環境管理政策》), which sets clear management requirements in key areas such as environmental management, waste and emission control, and resource conservation and utilization. This policy applies to all production and operational activities of the group and its subsidiaries.

In addition, the Company benchmarks against domestic and international environmental management system standards, establishing a documented system that includes the Handbook for the Environment Management System (《環境管理體系手冊》), supporting Standard Operating Procedures (SOPs), and mechanisms for performance monitoring and process management. It continuously monitors the alignment of the environmental management system with business expansion. In 2025, in response to scope changes in the management system due to the newly added production of Olverembatinib tablets, the Company promptly revised the management manual to ensure comprehensive coverage and effective operation of the system, thereby continually strengthening capabilities in whole-process risk identification and prevention.

In terms of governance structure, the Company has established a management mechanism centered on the Environment, Health, and Safety (EHS) department as the lead unit responsible for key tasks such as environmental factor identification, compliance evaluation, and operational supervision. Each department implements disaggregated environmental measures according to its responsibilities, forming a "unified management, tiered implementation" system. The Board of Directors regularly reviews the execution of environmental management policies, performance outcomes, and progress toward phased goals, ensuring the standardized and efficient operation of the environmental management system by strengthening oversight and accountability mechanisms. Simultaneously, the Company continuously enhances employees' environmental awareness by integrating safety and environmental education into both onboarding and routine training programs. This promotes the incorporation of green principles into daily operations and fosters a culture of whole-team participation and continuous improvement in environmental management.

Ascentage Pharma has successfully obtained the ISO 14001 environmental management system certification, which covers 100% of the production bases of the Company, demonstrating our excellent environmental management performance.



中经认证
证书编号：04424E10943R0M
环境管理体系认证证书
兹证明
苏州亚盛药业有限公司
统一社会信用代码：91320594MA1MLQHB2Q
注册地址：中国（江苏）自由贸易试验区苏州片区苏州工业园区新庆路68号
审核地址：江苏省苏州市苏州工业园区新庆路68号
环境管理体系符合
GB/T 24001-2016/ISO 14001:2015 标准
该体系覆盖范围
抗肿瘤药（胶囊剂）研发（注册前）、抗肿瘤药（片剂）研发：奥雷巴替尼片剂生产的相关环境管理
（未纳入认证范围的多场所不得使用认证证书和认证标志）
颁证日期：2024年09月09日 有效期至：2027年09月08日 换证日期：2025年10月13日
北京中经科环质量认证有限公司 签发人：
公众号 证书查询

Environmental Management System Certification

On the basis of continuously strengthening the environmental management system, Ascentage Pharma strictly abides by environmental regulations and certification standards, conducting regular audits of the environmental management status of all operational sites through internal audits and third-party audits to ensure the ongoing effectiveness of management processes. For any improvement areas identified during audits, the Company requires relevant departments to promptly conduct gap analysis and implement corrective optimizations, thereby driving continuous enhancement of environmental management standards.

| Internal Audit |
| --- |
| <ul><li>In 2025, Ascentage Pharma conducted 2 environmental internal audits across various departments, focusing on reviewing the operation of the environmental management system and assessing the standardization and compliance of related management activities and implementation processes. The audit scope covered areas such as pollution prevention and operational management, as well as environmental emergency response and risk management. The results indicated that all environmental activities of the Company comply with national and local environmental regulations.</li><li>**Pollution Prevention and Operational Management Review:** Key inspections included verifying the compliance and operational effectiveness of waste gas, wastewater, and solid waste treatment processes to ensure that all pollutants are discharged within standards and hazardous waste is properly handled. Additionally, maintenance and noise reduction measures for equipment, as well as the implementation of energy-saving and consumption-reduction management, were reviewed.</li><li>**Environmental Emergency and Risk Management Review:** Focuses on evaluating the completeness of the comprehensive emergency response plan for environmental incidents, inspecting the configuration and condition of emergency supply reserves (such as firefighting equipment, oil absorbent pads, etc.), and reviewing the implementation and effectiveness evaluation mechanisms of emergency drills.</li></ul> |

| External Audit |
| --- |
| <ul><li>In 2025, Ascentage Pharma underwent a total of 7 environmental inspections by external regulatory authorities. The inspection scope covered key areas such as the compliant storage and disposal of hazardous waste, implementation of pollutant discharge permits, and wastewater and waste gas treatment. Additionally, the Company consistently conducted external environmental compliance audits, with the audit scope encompassing environmental management matters related to anti-tumor drug research and development, ensuring that both R&D and operational activities adhere to environmental compliance requirements.</li></ul> |

| External Environmental Compliance Audit |
|---|
| In 2025, Ascentage Pharma conducted a two-phase specialized external environmental compliance audit focused on the management of anti-tumor drug research and development, systematically verifying the standardization and operational effectiveness of its environmental management system. The first phase primarily assessed the adequacy of environmental factor and hazard identification, the effectiveness of process control and monitoring mechanisms. No findings were identified in the audit during the first phase, confirming that the Company met the conditions for proceeding to the second phase. The second phase focused on the responsibility and evaluation mechanisms for environmental management objectives, conducting a comprehensive review of areas such as the identification and assessment of environmental factors and hazards, operational control and compliance evaluation mechanisms, emergency management, and continuous improvement. Following a thorough evaluation, the auditor concluded that the Company's environmental management system complies with relevant standards, operates effectively, and provided a recommendation for certification registration. |

As of the end of the Reporting Period, Ascentage Pharma did not have any environmental pollution incidents and was not subject to any environmental administrative penalties. The Company received a letter of appreciation from the Suzhou Dushu Lake Science and Education Innovation District Emergency Management Bureau in recognition of its outstanding environmental management practices.


感谢信

苏州亚盛药业有限公司：

岁序更替，华章日新。值此辞旧迎新之际，苏州独墅湖科教创新区应急管理局、应急与环境执法大队谨向贵公司致以诚挚的问候，并对贵公司长期以来大力支持并积极参与生态环境保护事业表示崇高的敬意和衷心的感谢！

回望2025年，贵公司坚定践行绿色发展理念，认真履行环保主体责任，在推动区域环境质量持续改善方面展现了卓越担当。我们尤为赞赏：贵公司在污染物治理投入、环境管理体系规范化建设、环境隐患问题整改等方面的积极作为和显著成效，为打造绿色低碳发展标杆作出了表率。

生态环境保护功在当代、利在千秋。当前，科教创新区生态文明建设正处于深化攻坚、提质增效的关键阶段，衷心期望贵公司继续发挥行业示范引领作用，在加速绿色低碳转型上持续发力、久久为功，与我们携手并肩，为绘就区域高质量发展生态底色贡献更大力量！

山海寻梦，不觉其远；前路迢迢，阔步而行。让我们拿出跃马扬鞭的勇气，激发万马奔腾的活力，保持马不停蹄的干劲，一起为梦想奋斗，为幸福打拼，把宏伟愿景变成美好现实！

苏州独墅湖科教创新区应急管理局
苏州独墅湖科教创新区应急与环境执法大队
2026年

Letter of Appreciation from Suzhou Dushu Lake Science and Education Innovation District

## 4.1.2 Environmental Goals

Ascentage Pharma remains consistently attentive to the potential environmental impacts of its operational activities, actively promoting green production and low-carbon operational models. Guided by policy directives, industry trends, and internal environmental management practices, the Company has formulated environmental management objectives focused on four key areas: improving energy utilization efficiency, reducing greenhouse gas emissions, strengthening standardized waste management, and optimizing the efficiency of water resource usage. The Company continuously monitors the progress of each target, gradually integrating these requirements into its overall development and operational planning to drive the systematic and long-term implementation of its environmental management system.



**Enhancing energy efficiency:**
50% of electricity consumed shall be from renewable resources by 2032 (latest domestic and overseas trends will be reviewed regularly and adjustments will be made in a timely manner)



**Minimizing greenhouse gas emissions:**
A carbon emission management system shall be established progressively, greenhouse gas emissions shall be reduced, and by 2040 carbon emissions shall be 50% lower than the peak level



**Reducing waste:**
Achieve a 95% waste recycling and reuse rate by 2040
Achieve zero landfilling of hazardous waste by 2025



**Enhancing water usage efficiency:**
Reduce the consumption of water resources and enhance the water usage efficiency progressively

Environmental Goals of Ascentage Pharma

Ascentage Pharma formulates annual environmental management objectives and assessment requirements at the beginning of each year, organizing all departments to sign EHS target responsibility documents. This ensures that clear and quantifiable management goals and indicator systems are established across all business activities, providing a basis for subsequent performance evaluation and continuous improvement.

In 2025, Ascentage Pharma set and achieved the following annual environmental management goals:

- Zero accident and zero fine for environmental protection goals
- The completion rate of environmental inspection and audit rectification plan reached 100%
- 100% compliance rate with standard for the emission rate of wastewater and exhaust gas pollutants, 100% compliance rate of factory boundary noise
- 100% compliance rate with regulations on the disposal rate of solid waste and hazardous waste, and achieved zero landfilling of hazardous waste

## 4.2 Tackling Climate Change

Ascentage Pharma attaches great importance to the risks and opportunities that climate change may bring to corporate development. The Company systematically incorporates climate change factors into its sustainable development management system, continuously enhances its ability to address climate risks, and proactively seizes the business opportunities presented by green development. This approach ensures the Company's stable operations and strengthens its long-term sustainable competitive advantages.

*4.2.1 Governance*

Ascentage Pharma fully recognizes the potential risks and impacts of climate change on the Company's stable operations and long-term development. It has established a climate-related risk governance framework comprising the "Board of Directors – Audit Committee – Functional Departments" to coordinate the decision-making, oversight, and implementation of climate-related matters. The Company continuously refines its climate risk management mechanisms and workflows, systematically implements various response measures, and ensures the standardized and effective operation of its climate change risk management system.

**The Board of Directors**

- Responsible for the final determination and review of major risks of climate change and the determination of risk response plans
- Monitoring environmental targets associated with climate change to improve energy efficiency and reduce greenhouse gas emissions
- Reviewing the achievement of these targets on a regular basis

**The Audit Committee**

- Responsible for identifying risks of climate change, and maintaining regular communication and reporting with the Board of Directors and functional departments
- Comprehensively monitoring the implementation of climate change risk responses

**Functional Departments**

- Responsible for conscientiously implementing matters to climate change management
- Assisting the Audit Committee in reporting to the Board of Directors

Climate Change Risk Governance Framework

### 4.2.2 Strategy

Ascentage Pharma, in alignment with the framework of the Task Force on Climate-related Financial Disclosures (TCFD), the International Financial Reporting Standards S2 Climate-related Disclosures (IFRS S2), and Part D: Climate-related Disclosures of the Hong Kong Stock Exchange's ESG Reporting Code, systematically identifies the potential impacts of climate change risks on its business operations, development strategies, and financial status. This is done by employing scientific scenario analysis methods, considering the Company's operational characteristics as well as multidimensional factors such as the policy environment, market dynamics, and industry trends. Through conducting materiality impact assessments, the Company identifies physical and transition risks that are critical to its operational activities, thereby providing a foundation for formulating more targeted climate change management strategies.

The Company divides climate scenarios into the Turquoise scenario (strict pathway/striving for a lower-carbon economy) and the Brown scenario (high-emissions/business-as-usual pathway), evaluating the likelihood and impact of climate risks across three time dimensions: short-term (0-5 years), medium-term (5-10 years), and long-term (over 10 years). Under the turquoise scenario, the Company selects the Representative Concentration Pathway (RCP) 4.5[8] scenario from the Intergovernmental Panel on Climate Change (IPCC) as the basis for physical risk analysis and adopts the Announced Pledges Scenario (APS)[9] from the International Energy Agency (IEA) for transition risk analysis. Under the brown Scenario, the IPCC's RCP 8.5[10] scenario is used for physical risk assessment, while the IEA's Stated Policies Scenario (STEPS)[11] serves as the basis for transition risk analysis.

The Group has consolidated and analyzed the actual expenditures incurred during the current period for addressing risks. The results indicate that climate-related physical and transition risks did not have a material impact on the Company's financial position, financial performance, or cash flows for the current period. To assess the potential financial impact of climate-related risks, we conducted a review of previously identified climate-related risks and opportunities during the reporting period and performed a systematic financial impact assessment on the key risks and opportunities among them.

| Impact Level | Absolute Value of Physical Risk Damage Ratio | Absolute Value of Transition Risk or Opportunity Impact Level[12] |
|---|---|---|
| Low | 0-0.05% | 0-0.3% |
| Medium | 0.05-0.3% | 0.3-0.5% |
| High | 0.3% and above | 0.5% and above |

Impact Level Range Definition

[8] RCP 4.5: Assuming that global GHG emissions peak at mid-century and then taper off, this scenario produces a global average temperature increase of between 2°C and 3°C relative to pre-industrial levels.

[9] Announced Pledges Scenario (APS): Assuming that all climate pledges made by the world's governments and long-term net-zero targets will be met in full and on time.

[10] RCP 8.5: Assuming that global GHG emissions still continue to increase by the end of the century, the scenario shows an increase in global average temperature of more than 4°C relative to pre-industrial levels.

[11] Stated Policy Scenario (STEPS): Assuming that governments will only accomplish what they are actually doing now in the overall energy economy to achieve their goals, and that desired energy or climate goals will not be assumed to be automatically met.

[12] The impact level of policy and regulatory risks, as well as technological risks, is reflected in the ratio of the Company's additional expenditures to its revenue. A positive value indicates an impact, with a higher numerical value signifying a greater impact. The impact level of resource efficiency opportunities is reflected in the ratio of cost savings to revenue. A negative value indicates that costs have been saved.

| Risk/ Opportunity Type | | Risk/Opportunity Parameter | Risk/Opportunity Description and Financial Impact Description | Time Dimensions | Impact Level | | Response Measures |
|---|---|---|---|---|---|---|---|
| | | | | | Turquoise Scenario | Brown Scenario | |
| Physical Risk | Acute | Tropical Clones/ Typhoon | Typhoons may disrupt normal production and business operations, and increase the costs of early warning and disaster prevention measures deployed in advance to respond to extreme weather. Additionally, extreme weather events may lead to grid damage, equipment failures, and other issues, thereby raising the costs of equipment repair and replacement for enterprises. | Short-term | | | • Continuously assess extreme weather risks and update response plans.<br>• Strengthen duty rosters and emergency supplies; 2-3 responders per floor with annual drills/training.<br>• Inspect and secure buildings/equipment; maintain drainage, stage flood controls, cut power if needed.<br>• Optimize safety stock, keep supplier communication, and refine disruption plans.<br>• Post event inspections and pre restart checks; tally losses and replenish supplies.<br>• Monitor local climate trends and integrate into asset/operations decisions. |
| | | | | Mid-term | | | |
| | | | | Long-term | | | |
| Transition Risk | Policy and Legal | Increase in GHG Emissions Pricing | With the refinement of carbon emissions trading policies, Ascentage Pharma may face the need to purchase carbon allowances in the future to address insufficient carbon emission quotas. This will be reflected as a potential future carbon emissions trading cost for the Company. | Short-term | | | • Summarize and report updates on regulations and industry standards on a monthly basis, and further refine and institutionalize the EHS compliance assessment mechanism.<br>• Standardize information disclosure in accordance with the HKEX's "ESG Reporting Guide", further improve the data collection system, and establish corporate environmental goals. |
| | | | | Mid-term | | | |
| | | | | Long-term | | | |

| Risk/ Opportunity Type | Risk/Opportunity Parameter | Risk/Opportunity Description and Financial Impact Description | Time Dimensions | Impact Level | | Response Measures |
| | | | | Turquoise Scenario | Brown Scenario | |
|---|---|---|---|---|---|---|
| Technology | Cost of Low-Emission Technology Transition | The transition to low-emission technologies will compel enterprises to focus on optimizing their carbon emission pathways, including measures such as improving energy structure and process flows. Consequently, investments in environmental initiatives like replacing energy-efficient equipment, adopting clean energy, and implementing energy structure transition measures will increase the Company's management and operational costs. | Short-term | | | • After completing feasibility studies and risk assessments, ensure operational stability while accelerating the advancement of process optimization, equipment upgrades, facility retrofitting, and technological innovation. |
| | | | Mid-term | | | |
| | | | Long-term | | | |
| Opportunity | Resource Efficiency[13] | By implementing comprehensive energy efficiency improvement initiatives and process innovations, the Company can enhance the efficiency of resource allocation and utilization, thereby reducing energy consumption and further lowering operational costs. | Short-term | * | * | • Continuously advance process innovation and optimization of resource management.  • Accelerate the implementation of energy structure optimization initiatives to increase the utilization of renewable energy. |
| | | | Mid-term | * | * | |
| | | | Long-term | * | * | |

Climate-Related Risk and Opportunity Impact Level Results

[13] * signifies that the impact level associated with this opportunity is negative, meaning that based on the current climate scenario analysis results, it is expected to bring potential cost savings for the Company under that specific scenario and timeframe.

Based on the above expected financial impact analysis results, for physical risks, we define production base locations with "medium" and "high" risk levels as "operating sites vulnerable to climate-related physical risks." According to this definition, the proportion of the Company's current fixed assets in production bases vulnerable to climate-related physical risks is 0%. For transition risks and opportunities, the production and manufacturing activities corresponding to the Company's current production bases are the core links in addressing transition challenges. The proportion of these assets accounts for 17.1% of the Company's total assets.

Ascentage Pharma continuously improves its energy management capabilities by optimizing energy efficiency and adjusting the energy structure, effectively reducing greenhouse gas emissions. The Company has established and progressively refined an energy management system, formulating management standards such as the Energy Management System (《能源管理制度》), Energy Measurement Management System (《能源計量管理制度》) and Energy Consumption Quota Assessment System (《能源消耗定額考核制度》), etc., to clarify energy management responsibilities and implementation requirements, ensuring the effective execution of energy management tasks. As of the end of the Reporting Period, the Company has obtained ISO 50001 Energy Management System certification; and its small molecule targeted anti-tumor drug tablets have received ISO 14067 Product Carbon Footprint certification. In 2025, the Company invested RMB20,000 in energy-saving and emission-reduction initiatives.


中 经 认 证
能源管理体系认证证书
苏州亚盛药业有限公司
GB/T 23331-2020/ISO 50001:2018;
RB/T 114-2023 标准
CNAS

Certificate of Energy Management System Certification


中 经 认 证
碳足迹评价证书
苏州亚盛药业有限公司

Carbon Footprint Evaluation Certificate

**Energy Management Contract**

- Adopting the energy cost hosting model under the energy management contract (EMC) to carry out special energy project management for air conditioning and water cooling/heating systems, steam systems, etc. to improve management efficiency and reduce costs

**Green Design**

- Adopted green building design to reduce energy consumption, and some of the buildings have been certified as 2-star green buildings

**Intelligent Management**

- Small-capacity units have been added to the refrigeration plant room, allowing for flexible operation switching based on load variations during spring and autumn seasons to optimize energy utilization.
- The factory's air conditioning system has been upgraded with intelligent controls, automatically switching to standby mode during non-working hours such as after work or on holidays to reduce unnecessary energy consumption.

**Energy Efficiency Improvement and Energy Structure**

- Updating refrigeration equipment, such as refrigerators, to reduce energy consumption in warehouse cold chain
- Through installing inversion devices, adopting intelligent control systems, and adding steam condensate recovery devices to promote energy efficiency and energy structure transformation
- Launching a survey on photovoltaic power generation suppliers, gradually pushing forward the construction of photovoltaic power generation, and increasing the proportion of renewable energy used

Energy Management Initiatives

Furthermore, Ascentage Pharma continues to advance the low-carbon operation of transportation and warehousing processes, gradually introducing new energy vehicles, promoting the upgrade of existing fuel vehicles to electric models, optimizing logistics and transportation structures, and reducing fuel consumption and exhaust emissions.

| | |
|---|---|
| **Vehicle New Energy Replacement and Upgrading** | Actively introducing new energy vehicles, which demonstrate strong operational adaptability, effectively meeting urban delivery needs. Electricity consumption is about 0.29 kWh/km, saving approximately 0.1 liters of diesel and reducing carbon emissions by around 0.48 kg per kilometer. |
| **Vehicle Fuel-to-Electric Upgrades** | Six sets of charging piles have been constructed for the pre-cooling operation of vehicle refrigeration units in cold chain transportation. In 2025, the onboard refrigeration units accumulated approximately 6,000 hours of operation, consuming about 16,000 kWh of electricity. This is estimated to reduce carbon emissions by approximately 16 metric tons of $CO_2$ equivalent, effectively supporting the low-carbon operation of cold chain transportation. |

At the same time, the Company actively advocates for employees to embrace green office practices, consistently implementing carbon reduction measures through energy-saving and consumption-lowering actions in daily work, and encouraging all staff to participate in achieving greenhouse gas reduction goals.

| | |
|---|---|
| **Energy Conservation and Consumption Reduction in Office Areas** | Strengthen energy-saving management in office areas by implementing measures such as turning off lights and unplugging devices when not in use. Optimize air conditioning operation through staggered and intermittent usage to reduce energy consumption. |
| **Paperless Operation and Circular Utilization** | Deepen paperless office practices by promoting electronic approval and document workflows. Implement double-sided printing and recycling for necessary paper usage. Additionally, encourage the adoption of online meetings to reduce non-essential business travel. |
| **Environmental Advocacy and Employee Engagement** | Through internal communication and themed activities, the Company consistently promotes green behaviors such as water and electricity conservation, as well as waste sorting, encouraging employees to embrace environmental principles in their daily work. |

Greem Office Initiatives

The Company continues to deepen collaboration and exchanges with energy suppliers to promote carbon reduction at the source of the value chain. During the Reporting Period, multiple supplier communication events focusing on energy conservation were organized to jointly explore viable energy-saving solutions.

**Ascentage Pharma organizes a Central Energy-Saving Service Technology Communication Conference**

In December 2025, Ascentage Pharma organized a central energy-saving service communication meeting, inviting energy-saving service suppliers to its headquarters to systematically introduce the content and technical principles of central energy-saving services, laying the foundation for subsequent energy-saving collaborations. Additionally, the suppliers conducted on-site assessments, analyzed the Company's electricity usage patterns and characteristics, and, based on experience from previously evaluated projects, shared insights on the feasibility and expected benefits of energy-saving services.


02
产品介绍
Product introduction
核心技术-第5代电磁平衡技术
（四十五）同步编码调节智能节电装置
1.技术适用范围
适用于输配电系统优化领域。
2.技术原理及工艺
利用电磁平衡原理，通过对配电系统电能质量优化治理，如切断富余电压、电磁移项、抑制谐波、抗击浪涌、平衡三项等，通过同步编码调节控制，实现智能化和云端监视。
工作原理图如下：
3.技术指标
（1）节电率 10~32%；
（2）调压范围 3~12%；
（3）系统振动减少量 40~55%；
（4）抑制谐波 3、5、7 次在 35~60%
（5）消减三项平衡度在 20~68%。
4.技术功能特性
（1）通过同步电压追踪系统，可以快速满足系统用电经济性的要求，保持电压系统稳定在一个高效能的工作状态，使系统用电设备整体效能保持最佳；
（2）通过本装置立体卷铁心，三维交叉设计，保持系统输入维持在最佳平衡状态；
（3）通过高性能具有电抗功能的调节机芯，对抑制系统谐波污染、抗冲击、吸收浪涌具有明显的作用。
（四十六）基于电磁平衡原理、柔性电磁补偿调节的节能保护技术
1.技术适用范围
适用于配电系统整体节能改造。
2.技术原理及工艺
应用电磁平衡、电磁感应以及电磁补偿原理，采用动态调整稳定三相电压，电磁储能以及特有的柔性补偿调节技术，提高功率因数、消减谐波、降低涌流影响，实现智能稳压稳流，从系统的角度实现节能降耗。同时电能质量的提高也有效改善了各种设备的运行环境，从而延长设备寿命，提高运行效率。设备主体结构示意图如下：
3.技术指标
（1）空载损耗：≤0.7%；
（2）空载输出电流偏差：≤0.3%；
（3）负载损耗：≤2%；
（4）噪音：1 类（昼间≤55dB；夜间≤45dB）。
4.技术功能特性
设备核心为类变压器电磁结构，主回路没有任何电子元器件，没有机械运动，设计使用寿命达 30 年以上，串联安装在低压变压器二次出口侧，综合提升所有负载的电能品质。

Excerpts from the Communication Meeting Exchange Content

**Ascentage Pharma collaborates with energy suppliers to reduce steam consumption and energy usage.**

In 2025, Ascentage Pharma engaged in multiple rounds of negotiations and communications with an Energy Management Contracting (EMC) energy supplier to jointly explore potential technical optimization measures. After a horizontal comparison of the costs of self-generated steam and industrial steam, and fully considering the actual conditions and characteristics of the Company's steam usage in production, Ascentage Pharma determined a solution to replace self-generated steam with thermal power plant industrial steam. By rationally introducing and utilizing low-value steam from thermal power plants, the Company effectively reduced steam consumption and associated costs.

### 4.2.3 *Risk Management*

Ascentage Pharma continuously refines its climate change risk management mechanisms, strengthening risk identification and prevention capabilities based on a scientific risk management system. The Company formulates specialized management plans for identified climate-related risks and establishes corresponding emergency response protocols to effectively mitigate the potential impacts of climate change on business operations. This approach enhances corporate climate resilience and advances sustainable development.


Risk points filtering
The functional department jointly screened out the climate change risks related to Ascentage Pharma based on the internal status quo and external environment of the Company
Risk analysis and materiality determination
Evaluate the impact of identified risk points on the Company's business, and rank the risk materiality according to the possibility and materiality of the risk
Development of risk response plan
Develop effective plans in response to identified risk points; monitor the progress and results of risk response to important climate risks on a regular basis

Risk Management System Related to Climate Change of Ascentage Pharma

### 4.2.4 *Indicators and Targets*

Ascentage Pharma has established targets for improving energy efficiency and reducing greenhouse gas emissions, integrating green development requirements across all business segments, including R&D innovation, production operations, and daily management. The Company continuously monitors changes in energy consumption and emission data to steadily advance and achieve its environmental management objectives. In 2025, the total Scope I and II GHG emissions of Ascentage Pharma were 8,137.64 $tCO_2e$, and the Scope I and II GHG emissions intensity was 0.14 $tCO_2e$/RMB10,000 revenue.

Ascentage Pharma's Energy Consumption and Greenhouse Gas Emissions

| ENVIRONMENTAL PERFORMANCE | 2023 | 2024 | 2025 | Unit |
|---|---|---|---|---|
| **Direct energy consumption** | | | | |
| Total diesel consumption | 33.00 | 30.00 | 30.00 | liter |
| Total gasoline consumption | 3,314.00 | 3,196.00 | 3,181.00 | liter |
| Total natural gas consumption | 959,135.00 | 815,882.00 | 889,240.00 | m³ |
| Total electricity consumption | 9,986,720.90 | 10,269,138.00 | 11,699,658.40 | kWh |
| Comprehensive energy consumption[14] | 18,600,424.32 | 17,599,620.50 | 19,686,591.67 | kWh |
| Intensity of comprehensive energy consumption | 837.86 | 179.47 | 342.90 | kWh/RMB10,000 revenue |
| **Greenhouse gas emissions** | | | | |
| Greenhouse gas emissions (scope 1) [15] | 2,081.23 | 1,771.22 | 1,929.80 | $tCO_2e$ |
| Greenhouse gas emissions (scope 2)[16] | 5,695.43 | 5,510.42 | 6,207.84 | $tCO_2e$ |
| Greenhouse gas emissions (scope 1, 2) | 7,776.66 | 7,281.64 | 8,137.64 | $tCO_2e$ |
| Intensity of greenhouse gas emissions (scope 1, 2) | 0.35 | 0.07 | 0.14 | $tCO_2e$/ RMB10,000 revenue |
| Greenhouse gas emissions (scope 3)*C1: Purchased goods and services* | 112.18 | 129.75 | 238.74 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C2: Fixed Assets* | / | 646.20 | 25.11 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C3: Fuel and energy related activities* | / | 464.43 | 515.29 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C4: Upstream transportation and distribution* | 0.07 | 0.07 | 0.23 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C5: Waste from operations* | / | 0.26 | 0.30 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C6: Business travel* | 1,008.00 | 426.91 | 342.90 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C7: Employee Commuting* | 188.72 | 112.42 | 170.33 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)*C9: Downstream transportation and distribution* | 0.55 | 0.37 | 0.10 | $tCO_2e$ |
| Greenhouse gas emissions (scope 3)[17] | 1,309.53 | 1,780.41 | 1,293.00 | $tCO_2e$ |
| Intensity of greenhouse gas emissions (scope 3) | 0.06 | 0.02 | 0.02 | $tCO_2e$/ RMB10,000 revenue |

[14] Comprehensive energy consumption is calculated in accordance with the General Rules for Calculation of the Comprehensive Energy Consumption 《(綜合能耗計算通則》) (GB/T 2859-2020) issued by the State Administration for Market Regulation and Standardization Administration of China.

[15] Scope 1 greenhouse gas emissions involve the consumption of diesel, gasoline and natural gas, and the emission factors come from the Guidelines for Calculation Methods and Reporting of Greenhouse Gas Emissions from Industrial and Other Industrial Enterprises (《工業其他行業企業溫室氣體排放核算方法與報告指南》) announced by the National Development and Reform Commission.

[16] Scope 2 greenhouse gas emissions involve purchased electricity, and the emission factors come from the Announcement on Issuing the $CO_2$ Emission Factor of Electric Power in 2023 (《關於發佈 2023年電力二氧化碳排放因子的公告》) issued by the Ministry of Ecology and Environment.

[17] In 2025, the Company conducted the accounting of Scope 3 greenhouse gas emissions, and emission categories involved including purchased goods and services, fixed assets, fuel and energy related activities, upstream transportation and distribution, waste from operations, business travel, employee commuting, downstream transportation and distribution categories. Among them, the activity level data are from the financial system data of the Company and the estimated statistics of relevant departments, and the emission factors are from the China Greenhouse Gas Emission Coefficient Library for Product Life Cycle (2022) (《中國產品全生命週期溫室氣體排放系數集(2022)》) issued by the Environmental Planning Institute of the Ministry of Ecology and Environment.

## 4.3 Emissions Management

Ascentage Pharma diligently fulfills its environmental protection responsibilities and is committed to building a green and sustainable development model. The Company continuously enhances the management of pollutant emissions, strictly ensuring compliant discharges of exhaust gases, wastewater, and solid waste. It also actively explores pathways for pollutant reduction and treatment, driving continuous improvement in environmental performance and the achievement of sustainable development goals.

### 4.3.1 *Waste Gas Management*

Ascentage Pharma strictly complies with the requirements of laws and regulations such as the Air Pollution Prevention and Control Law of the People's Republic of China (《中華人民共和國大氣污染防治法》), as well as the emission limit standards stipulated in the Comprehensive Emission Standards for Atmospheric Pollutants (《大氣污染物綜合排放標準》and Emission Standards for Atmospheric Pollutants in the Pharmaceutical Industry (《製藥工業大氣污染物排放標準》) In accordance with the Environmental Management Policy (《環境管理政策》), the Company standardizes the management of exhaust gas emissions to ensure compliant discharge of air pollutants.

The waste gases generated by Ascentage Pharma primarily include smoke, dust, odorous gases, and toxic and harmful gases produced during manufacturing, drug research and development, and daily operations. The Company continuously improves the construction of environmental protection facilities, strengthens the monitoring and management of pollutant emissions, ensures compliant discharge of exhaust gas pollutants, and minimizes the impact on the surrounding environment.

| Construction of Environmental Protection Facilities | • All of the experimental processes are regulated in fume hoods. This is to ensure that volatile organic compounds are collected through fume hoods and adsorbed by activated carbon adsorption devices to satisfy the emission standards |
|---|---|
| Pollutant Monitoring | • Standard identification signs have been set up at all waste gas discharge outlets and pollutants are monitored and recorded<br>• Warning thresholds have been set for key monitoring indicators to ensure that we can take timely action when emissions reach an early warning value |

Waste Gas Management Initiatives

### 4.3.2 Wastewater Management

Ascentage Pharma strictly complies with the requirements of laws and regulations, including the Water Pollution Prevention and Control Law of the People's Republic of China (《中華人民共和國水污染防治法》), and systematically conducts wastewater management in accordance with the Environmental Management Policy (《環境管理政策》) The Company continuously enhances the operation and maintenance mechanisms for wastewater monitoring and treatment equipment to ensure the stable and compliant discharge of wastewater pollutants.

The Company actively practices the principles of the circular economy, vigorously promoting the reduction and resource utilization of water resources. By introducing a reclaimed water reuse system, the Company reuses non-production water that has undergone compliant treatment. During the reporting period, the Company achieved a recycled and reused water volume of 12,000 tons.

The Company is committed to advancing the intelligentization of wastewater treatment. By optimizing the central control system to achieve data interconnection, an efficient collaborative mechanism has been established, covering online monitoring and early warning, remote scheduling, and on-site disposal. Simultaneously, the Company provides on-duty personnel with training in anomaly troubleshooting and emergency response, equipping them with the capability to perform preliminary on-site fault handling. In the event of anomalies detected during routine monitoring, on-duty personnel can conduct independent troubleshooting and simple interventions, reducing reliance on specialized maintenance, shortening response times, and ensuring the stable and compliant operation of the treatment system.

> **Wastewater Equipment Emergency Response Specialized Training**
>
> In early 2025, the Company organized specialized training for on-duty personnel in the Engineering Department on troubleshooting and emergency response for abnormalities in wastewater online monitoring equipment. The training covered all 6 on-duty personnel in the Engineering Department. The training focused on identifying common equipment faults, basic troubleshooting methods, and simplified problem-handling procedures, enhancing the personnel's equipment operation, maintenance, and emergency response capabilities.

### 4.3.3 *Waste Management*

Ascentage Pharma strictly complies with the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste (《中華人民共和國固體廢物污染環境防治法》), the Hazardous Waste Storage Pollution Control Standards (《危險廢物貯存污染控制標準》), the Technical Specification for the Setting of Hazardous Waste Identification Marks (《危險廢物識別標誌設置技術規範》) and other laws and regulations, and formulates and improves the Solid Waste Management System (《固體廢物管理制度》) to clarify the management processes and ledger recording standards for solid waste to achieve standardized and refined waste management.

In accordance with the Environmental Management Policy (《環境管理政策》), the Company implements strict management of various types of waste generated from production and operational activities, continuously reducing their negative environmental impact. The Company consistently advances the classified collection and standardized management of solid waste, establishing comprehensive disposal and transfer procedures to ensure that all waste types are handled in a compliant and safe manner by contractors with professional qualifications. This effectively mitigates the risk of environmental pollution and promotes the achievement of waste management goals.

**Hazardous Waste**

- The Company conducts unified and standardized collection and storage
- Laboratory waste liquids, waste auxiliary equipment, waste activated carbon and other hazardous wastes shall be handed over to hazardous waste disposal units with professional qualifications for disposal by incineration
- Laboratory medical waste such as small animal carcasses and bedding in animal rooms shall be handed over to medical waste disposal units with professional qualifications for disposal by incineration

**Non-hazardous Waste**

- Non-hazardous waste shall be collected by the cleaning staff and carried to the recyclables warehouse.
- Waste cardboard, waste cartons and other recyclable wastes are weighed and recorded, and regularly handed over to processing units with professional qualifications for recycling

Waste Management Initiatives

## 4.4 Occupational Health and Management

Ascentage Pharma consistently prioritizes the safety of production operations and the occupational health of employees, continuously improving the occupational health and safety management system while strengthening the development of safety risk prevention and control mechanisms. The Company continually deepens its safety culture philosophy, enhancing overall safety awareness through various forms of safety education and management practices, and integrating safety management requirements into daily operational processes. Simultaneously, it consistently optimizes the production work environment and safety measures, effectively safeguarding employee health and safety, thereby providing solid support for the Company's long-term and stable development.

### 4.4.1 Management System

Ascentage Pharma strictly complies with the Production Safety Law of the People's Republic of China (《中華人民共和國安全生產法》), the Law of the People's Republic of China on the Prevention and Treatment of Occupational Diseases (《中華人民共和國職業病防治法》), the Technical Specification for Occupational Health Surveillance (《職業健康監護技術規範》) and other laws and regulations, Ascentage Pharma formulated a series of regulations, effectively improved the standardization of occupational health and safety management and achieved the goals of a sound occupational health and safety management by formulating internal policies and systems such as the System on Managing and Controlling Safety Production Risk by Ranks and System on Handling Hidden Risk Inspection (《安全生產風險分級管控和隱患排查治理制度》), the EHS Goal Performance Supervision and Evaluation Procedures (《EHS 目標績效監督與測量程序》), the Management System for Occupational Health (《職業健康管理制度》) and the Post Operation Regulations (《崗位操作規程》).

In terms of implementing management responsibilities, the Company has established a safety governance structure centered on the Safety Committee and grounded in the Work Safety Task Force. The Company comprehensively implements the work safety responsibility system, requiring all employees to sign safety responsibility commitment letters to further clarify the safety management duties of personnel at all levels. Through regular meeting mechanisms, the Company tracks the execution of safety tasks, identifies risks and hidden hazards, and drives the completion of corrective actions, continuously enhancing the effectiveness of safety management.

At the same time, the Company actively promotes the external certification of its occupational health and safety management system, driving the system's development and continuous optimization to higher standards. As of the end of the Reporting Period, Ascentage Pharma has passed the ISO 45001 occupational health and safety management system certification, and there was no work-related fatality in the past three years or work-related injury.


ZJQC
中经认证
职业健康安全管理体系
认证证书
苏州亚盛药业有限公司
统一社会信用代码：91320594MA1MLQHB2Q
注册地址：中国（江苏）自由贸易试验区苏州片区苏州工业园区新庆路68号
审核地址：江苏省苏州市苏州工业园区新庆路68号
职业健康安全管理体系符合
GB/T 45001-2020/ISO 45001:2018 标准
该体系覆盖范围
抗肿瘤药（胶囊剂）研发（注册前）、抗肿瘤药（片剂）
研发：奥雷巴替尼片剂生产的相关职业健康安全管理
（未纳入认证范围的多场所不得使用认证证书和认证标志）
北京中经科环质量认证有限公司
签发人：
公众号
证书查询
IAF
CNAS
MANAGEMENT SYSTEM

Occupational Health and Safety Management System Certification

### *4.4.2 Occupational Health and Safety Risk Management*

Ascentage Pharma continuously improves its occupational health and safety management system and constantly optimizes its operational mechanisms. The Company has established a risk classification and control management system, regularly conducts safety inspections and professional audits, promptly drives the resolution of identified hazards, and strengthens its capacity for preventing and controlling occupational health and safety risks.

In 2025, the Company systematically organized all departments to carry out risk identification and hierarchical control. Each department comprehensively identified safety risks by focusing on process flows, equipment and facilities, plant activities, and products and services, considering both routine and non-routine operations. The Company employed the Job Hazard Analysis and Evaluation Method (LEC) to quantify and classify hazards, clearly assigning risk responsibilities and implementing targeted control measures. Safety warning signs were installed for higher-risk points, and inspection and supervision in key areas were strengthened to ensure the safety and stability of production operations. During the Reporting Period, the Company identified 16 safety inspection issues, achieving a 100% rectification completion rate.

| Regular Inspection | Comprehensive Inspection |
|---|---|
| • Seasonal, monthly routine inspections and safety inspections during holidays<br>• Special inspections on power distribution rooms are carried out as necessary, and carry out closed-loop rectification | • Members of the safety committee conducted quarterly comprehensive inspections and followed up with effective rectification measures<br>• Rewards are awarded to those who identified significant safety hazards with high rectification efficiency, through which employees are encouraged to actively participate in safety management |

Safety Risk Inspection

In accordance with the Management System for Occupational Health (《職業健康管理制度》, Ascentage Pharma continuously advances the comprehensive prevention and control of occupational disease hazards, striving to create a safe and healthy working environment for employees. The Company consistently improves the allocation of occupational protection and emergency support facilities, strengthens the management of occupational health risks during work processes, and regularly organizes health examinations and monitoring for personnel exposed to occupational hazards. These measures effectively safeguard employees' occupational health rights and enhance the overall level of safety assurance.

**Safety Protection**

- Installed local exhaust ventilation devices at the production sites, adopted various measures for the prevention of dust, toxic exposure, noise exposure as well as measures for biosafety protection, etc.
- Provide our employees with personal protective equipment

**Emergency Response**

- Set up an emergency response team
- Prepare emergency supplies including emergency lights, first-aid kits, first-aid medicines, eyewash devices, etc.

**Occupational Health Management**

- Organize employees with occupational disease hazards to carry out the appropriate pre-job, on-job and off-job occupational health examinations, and have the employees sign in writing to confirm the results

Health and Safety Management Measures

**First Aid Knowledge and Practical Workshop**

On June 25, 2025, the Company's "First Aid Knowledge and Practical Workshop" was held as scheduled. Employees of Ascentage Pharma Suzhou received on-site professional training in first aid skills, including managing severe traumatic bleeding, airway obstruction, and epileptic seizures. Simultaneously, the course was broadcast live online to Ascentage Pharma employees in all regions, ensuring broader dissemination of first aid knowledge and empowering every employee to become a "life guardian" in critical moments.



In addition, the Company has formulated and implemented EHS Management Rules for Contractors (《承包商 EHS 守則》, clearly articulating the management requirements of "zero safety incidents, zero environmental incidents, and zero compliance violations" to contractors. Safety and environmental controls are integrated throughout the entire lifecycle of contractor engagement, from qualification and onboarding to performance and offboarding. During the Reporting Period, a total of 120 contractor safety training sessions were conducted, covering all contractors involved in on-site construction.

| **Safety risk assessment** | • Continuously improving approval system for high risk work, such as use of fire, work at height, hoisting and work in confined space, and conducting safety risk assessments before the commencement of projects<br>• Requiring contractors to sign the Production Safety Management Agreement (《安全生產管理協議》), and conducting pre-job safety training |
| --- | --- |
| **Safety supervision on contractors** | • Implementing the contractor safety supervision responsibilities of the person in charge for projects from the Company<br>• Carrying out on-site inspection and irregular random inspection on contractors, and tracking the implementation of issues rectification<br>• Safety factor is regarded as an important indicator for performance evaluation on contractors, which will directly affect the continuity of cooperation |
| **Safety training for contractors** | • Conducting regular safety training for contractors, to ensure that contractors are aware of the Company's management requirements and standards<br>• For safety issues identified during the review on contractors, carrying out targeted assistance and improvement thereto, to enhance the safety management of contractors |

Safety Management Measures for Contractors

### 4.4.3 Safety Culture Development

Ascentage Pharma actively promotes safety culture development, fostering health and safety awareness among employees and partners to jointly build a safe and harmonious operational environment. The Company has established the EHS Training and Management System (《EHS 培訓管理制度》), continuously improving the safety training framework for employees, suppliers, and contractors. Regular health and safety-themed training sessions and emergency drills are conducted to collaboratively cultivate a robust safety culture. During the Reporting Period, Ascentage Pharma organized a total of 39 safety training sessions and emergency drills, covering employees, third-party on-site personnel, and safety management staff of contractors involved in construction activities.

To strengthen the capacity for safety risk prevention and control and further improve emergency response capabilities, the Company actively promotes government-enterprise collaboration, working with relevant government departments to conduct specialized drills for fire emergency response and special equipment safety.

**Fire Emergency Drill**

Ascentage Pharma collaborated with local fire and rescue forces as well as regulatory authorities to conduct a comprehensive emergency drill. The drill simulated a fire scenario triggered by ethanol leakage in a laboratory. The Company's emergency response team followed the script to perform initial fire suppression and organized the evacuation of all personnel on-site. Subsequently, an alarm was raised, and the fire brigade carried out high-rise firefighting and personnel rescue operations. This exercise assisted the Company in systematically understanding the emergency response procedures and key handling points.

**Special Equipment Safety Training**

Ascentage Pharma invited the Dushu Lake Science and Education Innovation District Branch of the Suzhou Industrial Park Market Supervision and Administration Bureau to conduct specialized training on special equipment safety. The training focused on precise dissemination of laws, regulations, and management requirements for key equipment such as elevators and pressure vessels. Additionally, in collaboration with elevator maintenance units, an emergency rescue drill for elevator entrapment was carried out, emphasizing the enhancement of practical skills in on-site rescue procedures, passenger reassurance, and troubleshooting.

## "Production Safety Month" Series of Activities

In 2025, Ascentage Pharma launched a series of activities for the "Production Safety Month" to promote safety culture through various formats. During the event, a "Safety Knowledge Competition" was organized, focusing on key points of safety protection and emergency response to enhance knowledge dissemination and continuously raise safety awareness and skills among employees. Additionally, a "Safety Sports Meet" was held, integrating safety operation requirements into fun competitive activities, enabling employees to improve their safety operation abilities and teamwork in an engaging and interactive environment.



Ascentage Pharma continuously strengthens the development of its safety culture and, in 2025, received honors such as Suzhou Industrial Park Exemplary Enterprise for Special Equipment Management and Usage.



苏州工业园区特种设备
管理使用标杆企业
苏州市特种设备协会
2025年

2025 Suzhou Industrial Park Exemplary Enterprise for Special Equipment Management and Usage



感 谢 信
苏州亚盛药业有限公司：

Letter of Appreciation from Suzhou Association for Precursor Chemicals

## 5 Empowering Talent and Create Warmth Together

Ascentage Pharma actively responds to the trend of globalization by advancing the international deployment of its talent and fostering a diverse and inclusive organizational environment. The Company is committed to safeguarding the rights and interests of its employees and provides clear career growth pathways for every employee. By supporting the continuous growth of its workforce, the Company builds a solid competitive advantage. Furthermore, we diligently fulfill our corporate social responsibilities, delivering value and warmth through public welfare initiatives and giving back to society with concrete actions.

### 5.1 Employment

#### 5.1.1 Standardized Management

Ascentage Pharma has always adhered to compliant recruitment and employment practices, strictly abiding by relevant national laws and regulations such as the *Labor Law of the People's Republic of China* (《中華人民共和國勞動法》), the *Labor Contract Law of the People's Republic of China* (《中華人民共和國勞動合同法》), and the *Special Provisions on Labor Protection of Female Workers* (《女職工勞動保護特別規定》). The Company has formulated and implemented multiple internal management policies, including the *Recruitment Management System* (《招聘管理制度》) and the *Probation Management* (《試用期管理制度》), to ensure full compliance throughout the recruitment and employment processes.

The Company strictly adheres to the principles of equality and transparency in employment, clearly articulating the principle of equal employment in the *Employee Manual* 《(員工手冊》), and is committed to fostering a work environment that is fair, just, and fully safeguards the rights and interests of workers. We conduct rigorous background verification during the recruitment process, explicitly prohibiting and eradicating the use of child labor and forced labor. Furthermore, the Company maintains a zero-tolerance policy towards workplace sexual harassment. As of the end of the Reporting Period, we did not experience any violations related to sexual harassment, child labor or forced labor.

### 5.1.2 Diversified Recruitment

The Company actively establishes a workforce diversity policy and management oversight, the *Employee Diversity Policy* (《員工多元化政策》) has been formulated and publicly disclosed. The Board of Directors of the Company is responsible for overseeing the effectiveness and implementation of the policy, and the Audit Committee under the Board is responsible for guiding and supervising the specific implementation of employee diversity policies. This policy applies to all employees of the Company, and business partners such as suppliers are encouraged to abide by it. We are committed to treating every job applicant equally, and strictly prohibit any discrimination based on ethnicity, race, gender, nationality, geography, religious beliefs, etc.

The Company places a high priority on diverse talent recruitment, welcoming and attracting outstanding individuals with varied backgrounds, ethnicities, genders, and nationalities. To continuously enrich its talent pipeline, we dynamically track position requirements and systematically plan talent recruitment and succession strategies accordingly. Through diversified recruitment channels, including campus recruitment, online recruitment, job fairs, internal referrals, and open competitions, the Company widely attracts high-caliber professionals with professional knowledge, superb skills, and rich experience. This provides a robust talent foundation for the Company to navigate market competition and achieve long-term development.

As of the end of the Reporting Period, Ascentage Pharma had a total of 767 employees, including 767 full-time employees and 0 part-time employee. 90 employees held doctoral degrees. Below is an overview of employee data by category:



**By gender**

427
340
Male
Female

**By age group**

87
76
604
Below aged 30
Aged 30-50
Above aged 50

**By region**

129
638
Mainland China
Overseas

**By degree**

90
677
Doctoral degree
Master's degree and below

## 5.2 Talent Development

Ascentage Pharma is committed to establishing a comprehensive and effective talent management and cultivation system. The Company integrates high-quality internal and external resources to provide employees with diversified career paths and learning platforms, supporting the enhancement of their professional qualities and comprehensive capabilities. Furthermore, the Company continuously optimizes its remuneration and performance management, fully supporting the career development and self-realization of every employee. This approach helps employees fully unleash their potential, align with the Company's goals, and grow together with the Company.

### 5.2.1 Remuneration and Performance

To improve the effectiveness of performance management and enhance employees' sense of fairness and belonging, the Company has formulated and implemented the *Remuneration and Performance Management System* (《薪酬績效管理制度》) and the *Commercial Remuneration and Performance Management System* (《商業化薪酬績效管理制度》). These policies establish a flexible and performance-based remuneration structure for all employees, including those in non-managerial and non-sales positions. They clarify the remuneration composition and reward standards for different roles and performance levels, enabling employees to clearly understand the relationship between effort and reward, while providing the Company with a more reasonable basis for incentives and promotions. The Company conducts annual performance appraisals to help employees improve overall work efficiency. Primarily conducted as year-end assessments and covering all employees, the evaluations employ methods such as OA[18] online assessment and Agile Dialogues[19]. They comprehensively consider employees' work performance over the past year, including the achievement of work objectives, work attitude and conduct, improvement of skills and capabilities, team contribution and leadership, as well as feedback and outcomes. Furthermore, to more comprehensively understand employees' work performance and inherent potentials, the Company, when necessary, introduces diversified assessment tools such as OKR[20] management, critical incident assessment, 360-degree assessment, and executive talent assessment. Performance evaluation serves not only as a periodic review of employees' work performance but also as a critical bridge for communication between the Company and its employees, effectively fostering in-depth interaction and mutual understanding.

---

[18]  OA: Office Automation

[19]  Agile Dialogue: A way to provide frequent, real-time feedback with employees, emphasizing communication and collaboration between employees and managers

[20]  OKR: Objectives and Key Results

| **Performance Objectives Setting** | • Employees and their supervisors jointly set clear performance objectives according to the Company's strategic objectives and departmental tasks, such as annual objectives. |
| **Employee Self-appraisal** | • Employees conduct self-assessment and describe their achievement of goals, challenges encountered, achievements and learning gains in the past period. |
| **Supervisor Appraisal** | • Supervisor or manager assesses the employee's work performance, including work attitude, quality of work, efficiency in completing tasks, and teamwork competency. |
| **Performance Interview** | • Supervisors conduct interviews with employees to give feedback on the assessment results, discuss their performance highlights and areas for improvement, formulate improvement measures, and discuss career development. |
| **Evaluation Feedback and Adjustment** | • Based on the assessment results, employees have the opportunity to obtain bonuses, promotions, training opportunities or other forms of incentives. |

Performance Appraisal and Feedback Process

In China, the Company conducts annual employee remuneration benchmarking to continuously enhance the market competitiveness and fairness of its remuneration system. Leveraging peer benchmarking and big data analysis, we formulate and implement systematic remuneration improvement plans. Based on the survey results, we further optimize the ratio of fixed and variable remuneration, refine performance evaluation criteria, and respond to employee feedback by introducing or adjusting benefit programs, thereby effectively boosting employee satisfaction and contributing to the achievement of the Company's overall performance targets. During the Reporting Period, we implemented a tailored incentive mechanism, combining variable pay, customized learning resources, career development opportunities, recognition awards, and flexible work arrangements into a flexible, selectable incentive package, aiming to better address the individual needs of our employees.

In addition to providing employees with reasonable remuneration and benefits, the Company is committed to sharing development outcomes with employees through equity-based incentives, effectively motivating and retaining core talent. We have implemented an Employee Stock Ownership Plan (ESOP) as a long-term retention and incentive program. The plan primarily utilizes restricted shares, supplemented by cash awards, and covers employees at all levels, including senior management, middle management, and key front-line management and technical positions. During the Reporting Period, Ascentage Pharma completed 2 rounds of stock incentive grants, with a 100% employee coverage rate.

### 5.2.2 Talent Cultivation

The Company firmly believes that every employee is a valued asset to the organization. In China, to this end, we have formulated the *Rank Channel Management System* (《職級通道 管理制度》) to set up comprehensive career development channels and personalized career development plans for employees, which helps them achieve their career development targets. At the same time, we provide employees with all-rounded training and development paths to fully support them in realizing self-fulfillment.

The Company continues to conduct the annual talent survey as a top priority of its talent strategy. We maximize the potential of employees by comprehensively assessing their capabilities and potentials, implementing differentiated talent management, identifying key positions and talents, formulating talent development and succession planning, facilitating talent mobility and optimizing team structure, and strengthening communication and feedback mechanisms.

| | |
|---|---|
| **Differentiated talent management** | We implemented in-depth differentiated talent management initiatives in China. With the commitment to helping employees find a suitable career paths, we customized multiple career development paths, accurately matched professional skills, built a diversified talent evaluation system, nurtured an inclusive culture and implemented flexible incentive mechanism. |
| **Talent succession planning** | Talent succession planning serves as an important mechanism for the Company to maintain the successful handover of talents in key positions. During the year, we took the Sales Department as a pilot for succession planning, setting up roles A (current employee) and roles B (potential successor) for core positions in China. Conduct training programs for Sales Representatives, District Managers, Regional Directors, and Commercial Operations personnel. Through skill and knowledge development training, and orderly position handover arrangements, while incorporating a mentoring system and regular evaluation and feedback mechanism, we effectively ensured the continuity of key positions to enhance the overall stability of the team. |

Major initiatives for talent survey

We are committed to ensuring that the skills and expertise of our employees are at the forefront of the industry by paying attention to their job-specific development training programs. As such, we provide employees with a variety of career development opportunities. Through our online learning platform, we regularly push selected learning resources for employees who wish to improve their leadership and general and professional capabilities, bringing employees a rich and colorful learning experience.

**Share・Shine Online Learning Platform**

Ascentage Pharma has launched a dedicated Share • Shine platform to consistently provide all employees with curated learning content covering leadership, general competencies, and professional skills. The platform supports employees in acquiring key workplace soft skills, thereby driving personal and professional development. It currently offers a cumulative total of over 1,400 courses, more than 450 of which are internally developed. Through a model that combines "courses with assessments" and a mix of mandatory and elective modules, the platform delivers tailored learning programs such as new employee onboarding training and commercial team capability enhancement initiatives. This approach has significantly increased the relevance and efficiency of the learning experience.



**International Industry-university-research Joint Training**

In China, Ascentage Pharma has partnered with educational institutions to develop or deliver joint training programs for staff to deepen industry-university-research exchanges and accelerate the process of nurturing international composite talents. We have partnered with the Xi'an Jiaotong-Liverpool University to establish an industrial academy, through which the Academy of Pharmacy provides part-time doctoral programs to our employees. After successful graduation, students will be awarded a doctoral degree from the University of Liverpool in the UK. As of the end of the Reporting Period, three employees are studying in Xi'an Jiaotong-Liverpool (PhD training program).

| Partnering with Chinese Universities to Jointly Nurture Talents |
| :--- |
| • Ascentage Pharma and China Pharmaceutical University partnered to set up a graduate training base for master's degree program, and jointly sought a new model for graduate education. In 2025, two professional master's Degree interns participated in the practice. |
| • Ascentage Pharma and the College of Pharmaceutical Sciences of Soochow University have launched a joint training program. In 2025, there were two employees studying at Soochow University as the on-job graduates students, and the two parties jointly trained three master's students. |
| • In 2025, there was one employee studying at Shenyang Pharmaceutical University as an on-job graduates student. |

The Company is committed to supporting employees' ongoing education and fostering their professional growth. In China, in order to encourage employees' further learning, the Company has established the *Education Subsidy Policy* (《教育資助政策》) for both regular employees and third-party dispatched employees, which provides eligible employees with subsidies to participate in continuing education, including support for degree programs and certifications, such as education for on-job graduates and doctoral students and vocational qualification education. Subsidies are directly credited to the employees' salaries. The Company also offers external professional training and certification opportunities for employees and actively supports employees to participate in various international hematology-oncology academic conferences, so as to promote in-depth exchanges between employees and top experts at home and abroad for valuable experience. At the same time, the Company provides learning funds for employees.

During the Reporting Period, in China, the training coverage rate of the employees of Ascentage Pharma reached 100%, with an average training hour of 8.69 hours. The data grouped by different categories are as follows:

**Percentage of trained employees by category by gender**



**by employee category**



**Average training hours completed per employee by gender**





**by employee category**

| | |
|---|---|
| Junior level staff | 9.23 |
| Middle management | 7.53 |
| Senior management | 4.81 |

## 5.3 Care and Welfare

Ascentage Pharma extends its unwavering respect and trust to every employee, placing high priority on employee care and well-being. The Company is dedicated to enhancing the workplace experience by systematically implementing a range of welfare measures aimed at strengthening employees' sense of belonging and holistic well-being. Furthermore, we actively foster open and smooth communication mechanism, utilizing regular and diversified engagement channels to elevate employees' sense of participation and belongings, ensuring that every employee fully contributes to the Company's development and feels valued.

### 5.3.1 Measures on Welfare

We care for the physical and mental health of our employees through a variety of welfare measures. We have attentively created a comfortable and pleasant office environment, so as to make every employee feel the warmth and harmony like home and achieve a good balance between work and rest. As for online measures, we have created an exclusive friend cycle for Ascentage staff members, namely the "Staff Home", where we share the updates from teams of the Company, shorten the distance between colleagues, and enhance mutual understanding and friendship. For offline measures, we actively carry out different kind of employee care activities, enrich the life of employees and enhance team cohesion. As of the end of the Reporting Period, various of our non-remuneration benefit measures had covered 100% of our employees.

| Basic security | • Pay the amount of all social insurance and housing provident fund in full for employees |
|---|---|
| Health security | • Provide the welfare of health science lecture, supplemental life and medical insurance, sick leave with remuneration, annual health examination, and annual occupational health examination<br>• The Company provides all employees with commercial supplementary medical insurance, the coverage of which extends to employees' spouses, children, and parents of both spouses. Benefits include reimbursement for inpatient medical expenses, coverage for specific outpatient treatments, and a critical illness allowance<br>• In addition to the annual comprehensive health check-up package provided to employees, the Company offers the same package at subsidized rates to their family members each year |
| Humanistic care | • Provide welfare measures such as annual leave, commuting allowance, meal allowance, overtime pay and transfer, birthday party and holiday gifts, donations and women's day holiday<br>• Provide expatriate employees with special benefits such as offsite work allowance and welfare housing arrangements<br>• Provide flexible working modes such as telecommuting and flexitime office, advocating the work life balance for employees<br>• Organize sports competitions and activities on a regular basis |
| Family welfare | • The Company provides wedding and newborn congratulations gifts, along with supplementary life and medical insurance for employees' immediate family members and children<br>• The Company provides maternity leave in full compliance with applicable laws and regulations. All female employees are entitled to 158 days of basic maternity leave, while male employees are granted 15 days of paid paternity leave upon the birth of a child. Additional leave types include prenatal check-up leave, paid parental leave, breastfeeding leave, and family care leave<br>• Establish mother and baby rooms<br>• Provide consolation money for employees in the event of major family changes |

| **Psychological assistance** | • We attach great importance to the psychological health of our employees, and have launched the Employee Psychological Assistance Program, which opens a 24-hour hotline for EAP psychological assistance for each employee, providing one-on-one psychological guidance and consulting services to help employees relieve their mental stress |
|---|---|
| **Infrastructure** | • Set up sports equipment, badminton hall, basketball court, yoga room, gym, fitness trail and office bar with spinning bike<br>• Set up height-adjustable desks and ergonomic chairs to improve workplace comfort for employees<br>• Provide dining and leisure places such as floating coffee bar and staff restaurant |

In order to promote cultural understanding and collaboration among employees, strengthen the cohesion of cross-regional and cross-cultural teams, and advance the development of a diverse corporate culture, we have organized employee diversity exchange activities. These activities enhanced employees' understanding and acceptance of different cultures, fostered close cooperation among cross-cultural teams, improved communication efficiency, and laid a solid foundation for building a diverse corporate culture.

### Employee Engagement Activities

To enhance team cohesion, stimulate employee creativity, and strengthen the sense of belonging, the Company regularly organizes employee engagement activities. During the Reporting Period, activities included "Ascentage Women's Week," a Fun Basketball Tournament, Dragon Boat Festival Celebration, Listing Anniversary & Mid-Autumn Festival Event, Pickleball Tournament, Year-End Holiday Activities, "Ascentage Gratitude Season," and a Mid-Autumn Poetry Competition. Activities are organized at the subsidiary/branch level, with active participation encouraged from all employees. These initiatives have effectively enriched employees' lives and fostered a positive and warm organizational atmosphere.

  

### *5.3.2 Employee Communication*

We are actively building an all-round comprehensive communication system for our employees. Through multiple channels, including the annual all-hands meeting, the Company intranet's enterprise WeChat platform, HR mailbox, and the compliance mailbox, we listen to and address employee concerns, encouraging active participation in company decision-making and the submission of constructive suggestions. Building on this, we conduct quarterly satisfaction surveys covering key areas such as welfare programs and dining environment, and regularly perform internal assessments. Based on the feedbacks, we implement corresponding improvement measures to continuously enhance the levels of employee satisfaction.

**Employee Town Hall Meetings**

In 2025, the Company successfully convened an All-Hands Meeting themed "Fifteen Years of Excellence, Expanding Globally." The meeting commemorated the 15-year journey, looked ahead to the new chapter of global development following the NASDAQ listing, and systematically reviewed the annual operational and developmental achievements. Outstanding employees were recognized and honored during the event. This gathering served not only as a significant milestone in the Company's history but also further motivated the entire workforce to unite in purpose and advance together.


十五华章 盛启全球
亚盛医药15周年暨美股纳斯达克上市庆典
Celebration of Ascentage's 15th Anniversary & NASDAQ IPO

The Company has established and publicly disclosed the *Employee Appeal Management System* (《員工申訴管理制度》) on its official website, creating a formal and confidential channel for employees to report grievances. The policy clearly defines the grievance handling procedures and operational standards, covering key aspects such as submission methods, acceptance and investigation, resolution processes, and confidentiality protection measures. Concurrently, the Human Resources Department has set up a dedicated HQHR public mailbox to receive and address employee feedback concerning unfair treatment or infringements of rights. The content of all grievances is treated with strict confidentiality, and updates on investigation progress are provided promptly. As of the end of the Reporting Period, the Company had not received any complaints regarding regulatory violations from employees.

The Company conducts an annual Employee Satisfaction Survey to systematically understand employee experiences and needs. During the Reporting Period, three specialized satisfaction surveys were organized, covering areas such as commercial insurance, the employee benefits points store, and annual personal work-life reviews.

## 5.4 Welcoming Community

We remain attentive to the practical needs of social development and actively engage in public welfare and charitable undertakings. Through practical actions, we are committed to fulfilling our corporate social responsibility and contributing to the building of a more harmonious and caring community. Upholding a strong sense of corporate social responsibility, we translate warmth and care into our philanthropic endeavors, and contribute to society through tangible efforts.

**Ascentage Pharma Supports Life Health Sector Competition of Jinji Lake Innovation and Entrepreneurship Competition**

In October 2025, the Life Health Sector Competition of the Jinji Lake Innovation and Entrepreneurship Competition was successfully held at Ascentage Pharma's headquarters, with the Company providing full support. The event featured presentations from 11 high-caliber technological innovation projects spanning innovative drugs, medical devices, precision diagnostics, and other fields. These projects collectively showcased cutting-edge trends and the latest advancements in the life sciences sector, aiming to address unmet clinical needs. The competition served as a testament to the commitment of translating innovation into tangible social value for patients, which aligns with and reinforces Ascentage Pharma's patient-centric social responsibility principles.


2025
JINJI LAKE
INNOVATION &
ENTREPRENEURSHIP
COMPETITION
金鸡湖创新创业大赛
生命健康行业赛

## Appendices

### Appendix I – ESG Key Performance Indicators (KPIs)

| ENVIRONMENTAL PERFORMANCE | 2023 | 2024 | 2025 | Unit |
|---|---|---|---|---|
| **Direct energy consumption** | | | | |
| Total diesel consumption | 33.00 | 30.00 | 30.00 | liter |
| Total gasoline consumption | 3,314.00 | 3,196.00 | 3,181.00 | liter |
| Total natural gas consumption | 959,135.00 | 815,882.00 | 889,240.00 | m³ |
| Total direct energy consumption | 8,613,703.42 | 7,330,482.50 | 7,986,933.27 | kWh |
| Intensity of direct energy consumption | 388.00 | 74.75 | 139.12 | kWh/RMB10,000 revenue |
| **Indirect energy consumption** | | | | |
| Total electricity consumption | 9,986,720.90 | 10,269,138.00 | 11,699,658.40 | kWh |
| Intensity of electricity consumption | 449.85 | 104.72 | 203.78 | kWh/RMB10,000 revenue |
| **Comprehensive energy consumption[21]** | | | | |
| Total comprehensive energy consumption | 18,600,424.32 | 17,599,620.50 | 19,686,591.67 | kWh |
| Intensity of comprehensive energy consumption | 837.86 | 179.47 | 342.90 | kWh/RMB10,000 revenue |
| **Greenhouse gas emissions[22]** | | | | |
| Greenhouse gas emissions (scope 1) | 2,081.23 | 1,771.22 | 1,929.80 | $tCO_2e$ |
| Greenhouse gas emissions (scope 2) | 5,695.43 | 5,510.42 | 6,207.84 | $tCO_2e$ |

[21] Comprehensive energy consumption is calculated in accordance with the General Rules for Calculation of the Comprehensive Energy Consumption (《綜合能耗計算通則》) (GB/T 2589-2020) issued by the State Administration for Market Regulation and Standardization Administration of China.

[22] Scope 1 greenhouse gas emissions involve the consumption of diesel, gasoline and natural gas, and the emission factors come from the Guidelines for Calculation Methods and Reporting of Greenhouse Gas Emissions from Industrial and Other Industrial Enterprises (《工業其他行業企業溫室氣體排放核算方法與報告指南》) announced by the National Development and Reform Commission. Scope 2 greenhouse gas emissions involve purchased electricity, and the emission factors come from the Announcement on Issuing the $CO_2$ Emission Factor of Electric Power in 2023 (《關於發佈 2023 年電力二氧化碳排放因子的公告》) issued by the Ministry of Ecology and Environment. In 2025, the Company conducted the accounting of Scope 3 greenhouse gas emissions, and emission categories involved including purchased goods and services, fixed assets, fuel and energy related activities, upstream transportation and distribution, waste from operations, business travel, employee commuting, downstream transportation and distribution categories. Among them, the activity level data are from the financial system data of the Company and the estimated statistics of relevant departments, and the emission factors are from the China Greenhouse Gas Emission Coefficient Library for Product Life Cycle (2022) (《中國產品全生命週期溫室氣體排放系數集(2022)》) issued by the Environmental Planning Institute of the Ministry of Ecology and Environment.

| ENVIRONMENTAL PERFORMANCE | 2023 | 2024 | 2025 | Unit |
|---|---|---|---|---|
| Greenhouse gas emissions (scope 1, 2) | 7,776.66 | 7,281.64 | 8,137.64 | tCO$_2$e |
| Intensity of greenhouse gas emissions (scope 1, 2) | 0.35 | 0.07 | 0.14 | tCO$_2$e/ RMB10,000 revenue |
| Greenhouse gas emissions (scope 3) *C1: Purchased goods and services* | 112.18 | 129.75 | 238.74 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C2: Fixed Assets* | / | 646.20 | 25.11 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C3: Fuel and energy related activities* | / | 464.43 | 515.29 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C4: Upstream transportation and distribution* | 0.07 | 0.07 | 0.23 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C5: Waste from operations* | / | 0.26 | 0.30 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C6: Business travel* | 1,008.00 | 426.91 | 342.90 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C7: Employee Commuting* | 188.72 | 112.42 | 170.33 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) *C9: Downstream transportation and distribution* | 0.55 | 0.37 | 0.10 | tCO$_2$e |
| Greenhouse gas emissions (scope 3) | 1,309.53 | 1,780.41 | 1,293.00 | tCO$_2$e |
| Intensity of greenhouse gas emissions (scope 3) | 0.06 | 0.02 | 0.02 | tCO$_2$e/ RMB10,000 revenue |

| ENVIRONMENTAL PERFORMANCE | 2023 | 2024 | 2025 | Unit |
|---|---|---|---|---|
| **Waste gas emissions[23]** | | | | |
| Oxynitride | 0.79 | 0.66 | 0.58 | ton |
| Sulfur oxides | / | 0.06 | / | ton |
| Non-methane hydrocarbon | 0.19 | 0.44 | 0.74 | ton |
| **Wastewater discharge[24]** | | | | |
| Total wastewater discharge | 60,671.00 | 83,631.00 | 84,565.00 | ton |
| COD emission | 0.91 | 0.62 | 0.62 | ton |
| Ammonia nitrogen emission | 0.02 | 0.02 | 0.02 | ton |
| **Water consumption** | | | | |
| Total water consumption | 115,526.00 | 121,238.00 | 122,752.00 | ton |
| Intensity of total water consumption | 5.20 | 1.24 | 2.14 | ton/RMB10,000 revenue |
| **Waste produced** | | | | |
| Non-hazardous waste produced[25] | 16.87 | 19.69 | 26.82 | ton |
| Intensity of non-hazardous waste produced | 0.76 | 0.20 | 0.47 | Kg/RMB10,000 revenue |
| Hazardous waste produced[26] | 47.91 | 59.25 | 72.15 | ton |
| Intensity of hazardous waste produced | 2.16 | 0.60 | 1.26 | Kg/RMB10,000 revenue |

[23]  The Company's waste gas emissions are mainly nitrogen oxides, sulfur oxides and non-methane hydrocarbons.

[24]  The Company's wastewater discharge categories are mainly laboratory wastewater and domestic wastewater, and the wastewater pollutants are mainly COD and ammonia nitrogen.

[25]  The Company's non-hazardous waste mainly includes domestic waste, kitchen waste, waste paper and waste plastic.

[26]  The Company's hazardous waste mainly includes medical wastes, waste organic solutions, other laboratory wastes, waste fluorescent tubes and waste activated carbon.

| Social performance | Data in 2023 | Data in 2024 | Data in 2025 | Unit |
|---|---|---|---|---|
| **Number of suppliers by region** | | | | |
| Overseas | 73 | 97 | 56 | / |
| Mainland China and Hong Kong, Macau and Taiwan | 905 | 978 | 650 | / |
| **Intellectual property** | | | | |
| Number of patent applications | 42 | 63 | 67 | piece |
| Number of patents issued | 51 | 43 | 50 | piece |
| **Total number of employees** | **586** | **567** | **767** | **person** |
| **– By employment category** | | | | |
| Full-time | 586 | 567 | 767 | person |
| Part-time | 0 | 0 | 0 | person |
| **– By gender** | | | | |
| Male | 259 | 252 | 340 | person |
| Female | 327 | 315 | 427 | person |
| **– By age group** | | | | |
| Aged 30 or below | 73 | 47 | 76 | person |
| Aged 30-50 | 459 | 453 | 604 | person |
| Aged 50 or above | 54 | 67 | 87 | person |
| **– By region** | | | | |
| Mainland China | 488 | 461 | 638 | person |
| Overseas | 98 | 106 | 129 | person |
| **Total turnover rate of employees** | **13.14** | **16.58** | **12.13** | **%** |
| **– By gender** | | | | |
| Male | 13.13 | 16.73 | 20.94 | % |
| Female | 13.15 | 16.46 | 10.30 | % |

| Social performance | Data in 2023 | Data in 2024 | Data in 2025 | Unit |
|---|---|---|---|---|
| **– By age group** | | | | |
| Aged 30 or below | 19.18 | 34.04 | 14.47 | % |
| Aged 30-50 | 12.85 | 14.79 | 12.25 | % |
| Aged 50 or above | 7.41 | 15.94 | 9.20 | % |
| **– By region** | | | | |
| Mainland China | 13.93 | 18 | 10.66 | % |
| Overseas | 1.02 | 10.38 | 19.38 | % |
| **Percentage of employees trained** | **100** | **100** | **100** | **%** |
| **– By gender** | | | | |
| Male | 44.44 | 44.44 | 44.43 | % |
| Female | 55.56 | 55.56 | 55.67 | % |
| **– By employee category** | | | | |
| Senior management | 4.44 | 2.29 | 4.17 | % |
| Middle management | 50.34 | 53.09 | 21.12 | % |
| Ordinary staff | 45.22 | 44.62 | 74.71 | % |
| **Average training hours completed per employee** | **8.2** | **8.75** | **8.69** | **hour** |
| **– By gender** | | | | |
| Male | 8.10 | 7.11 | 8.76 | hour |
| Female | 8.23 | 7.61 | 8.63 | hour |
| **– By employee category** | | | | |
| Senior management | 3.00 | 1.15 | 4.81 | hour |
| Middle management | 7.02 | 5.49 | 7.53 | hour |
| Ordinary staff | 9.96 | 9.98 | 9.23 | hour |
| **Number of work-related fatalities** | 0 | 0 | 0 | person |
| **Ratio of work-related fatalities** | 0 | 0 | 0 | % |
| **Workdays lost due to work-related injuries** | 0 | 0 | 0 | day |
| **Amount donated to the community** | 200 | 632.2 | 2,339.5 | RMB10,000 |

Appendix II – Hong Kong Stock Exchange Environmental, Social and Governance Reporting Code Content Index

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| **Environmental** | | | |
| A1: Emissions | General Disclosure | Information on:<br>(a)   the policies; and<br>(b)   compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. | Green Production and Safety Safeguarding – Environmental Management, Emissions Management |
| | A1.1 | The types of emissions and respective emissions Data. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | A1.2 | [Deleted on January 1, 2025.] | |
| | A1.3 | Total hazardous waste produced and intensity. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | A1.4 | Total non-hazardous waste produced and intensity. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | A1.5 | Description of emission target(s) set and steps taken to achieve them. | Green Production and Safety Safeguarding – Emissions Management |
| | A1.6 | Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. | Green Production and Safety Safeguarding – Emissions Management |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| A2: Use of Resources | General Disclosure | Policies on the efficient use of resources, including energy, water and other raw materials.<br><br>Note: Resources can be used for production, storage, transportation, buildings, electronic devices, among other applications. | Green Production and Safety Safeguarding – Tackling Climate Change, Emissions Management |
| | A2.1 | Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total and intensity. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | A2.2 | Water consumption in total and intensity. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | A2.3 | Description of energy use efficiency target(s) set and steps taken to achieve them. | Green Production and Safety Safeguarding – Tackling Climate Change |
| | A2.4 | Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. | Green Production and Safety Safeguarding – Emissions Management |
| | A2.5 | Total packaging material used for finished products and with reference to per unit produced. | The current production activities of Ascentage Pharma do not involve the use of packaging materials. Therefore, this indicator is not applicable currently |
| A3: The Environment and Natural Resources | General Disclosure | Policies on minimising the issuer's significant impacts on the environment and natural resources. | Green Production and Safety Safeguarding – Tackling Climate Change |
| | A3.1 | Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. | Green Production and Safety Safeguarding – Tackling Climate Change |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| **Social** | | | |
| B1: Employment | General Disclosure | Information on:<br>(a)　the policies; and<br>(b)　compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to remuneration and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. | Empowering Talent and Create Warmth Together – Employment |
| | B1.1 | Total workforce by gender, employment type, age group and geographical region. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | B1.2 | Employee turnover rate by gender, age group and geographical region. | Appendix I – ESG Key Performance Indicators (KPIs) |
| B2: Health and Safety | General Disclosure | Information on:<br>(a)　the policies; and<br>(b)　compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. | Green Production and Safety Safeguarding – Occupational Health and Management |
| | B2.1 | Number and rate of work-related fatalities occurred in each of the past three years. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | B2.2 | Workdays lost due to work-related injuries. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | B2.3 | Description of occupational health and safety measures adopted, and how they are implemented and monitored. | Green Production and Safety Safeguarding – Occupational Health and Management |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| B3: Development and Training | General Disclosure | Policies on improving employees' knowledge and kills for discharging duties at work. Description of raining activities. | Empowering Talent and Create Warmth Together – Talent Development |
| | B3.1 | The percentage of employees trained by gender and employee category. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | B3.2 | The average training hours completed per employee by gender and employee category. | Appendix I – ESG Key Performance Indicators (KPIs) |
| B4: Labor Standards | General Disclosure | Information on:<br>(a)　the policies; and<br>(b)　compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to preventing child and forced labor. | Empowering Talent and Create Warmth Together – Employment |
| | B4.1 | Description of measures to review employment practices to avoid child and forced labor. | Empowering Talent and Create Warmth Together – Employment |
| | B4.2 | Description of steps taken to eliminate such practices when discovered. | Empowering Talent and Create Warmth Together – Employment |
| B5: Supply Chain Management | General Disclosure | Policies on managing environmental and social risks of the supply chain. | Robust Quality and Reliable Supply – Supply Chain Management |
| | B5.1 | Number of suppliers by geographical region. | Appendix I – ESG Key Performance Indicators (KPIs) |
| | B5.2 | Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. | Robust Quality and Reliable Supply – Supply Chain Management |
| | B5.3 | Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. | Robust Quality and Reliable Supply – Supply Chain Management |
| | B5.4 | Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. | Robust Quality and Reliable Supply – Supply Chain Management |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| B6: Product Responsibility | General Disclosure | Information on:<br>(a)    the policies; and<br>(b)    compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. | Robust Quality and Reliable Supply – Quality and Safety |
| | B6.1 | Percentage of total products sold or shipped subject to recalls for safety and health reasons. | Robust Quality and Reliable Supply – Quality and Safety |
| | B6.2 | Number of products and service-related complaints received and how they are dealt with. | Robust Quality and Reliable Supply – Customer Services |
| | B6.3 | Description of practices relating to observing and protecting intellectual property rights. | Global Footprint and Pioneering R&D – Intellectual Property Rights |
| | B6.4 | Description of quality assurance process and recall procedures. | Robust Quality and Reliable Supply – Quality and Safety |
| | B6.5 | Description of consumer data protection and privacy policies, and how they are implemented and monitored. | Robust Quality and Reliable Supply – Customer Services |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| B7: Anticorruption | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations<br>that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. | Corporate Governance and Solid Foundations – Business Ethics |
| | B7.1 | Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases. | Corporate Governance and Solid Foundations – Business Ethics |
| | B7.2 | Description of preventive measures and whistle blowing procedures, and how they are implemented and monitored. | Corporate Governance and Solid Foundations – Business Ethics |
| | B7.3 | Description of anti-corruption training provided to directors and staff. | Corporate Governance and Solid Foundations – Business Ethics |
| B8: Community Investment | General Disclosure | Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. | Empowering Talent and Create Warmth Together – Welcoming Community |
| | B8.1 | Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). | Empowering Talent and Create Warmth Together – Welcoming Community |
| | B8.2 | Resources contributed (e.g. money or time) to the focus area. | Empowering Talent and Create Warmth Together – Welcoming Community |

Part D: Climate-related Disclosures

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| (I) Governance | 19. | An issuer shall disclose information about: | |
| | (a) | the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities. Specifically, the issuer shall identify that body(s) or individual(s) and disclose information about: | |
| | | (i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (ii) how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (iii) how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer's strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (iv) how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate-related risks and opportunities (see paragraphs 37 to 40), including whether and how related performance metrics are included in remuneration policies (see paragraph 35) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) | management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including information about: | |
| | | (i) whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (ii) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| (II) Strategy | **Climate-related risks and opportunities**<br>20. An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term. Specifically, the issuer shall: | | |
| | (a) | describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) | explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (c) | specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (d) | explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making | Green Production and Safety Safeguarding – Tackling Climate Change |
| | **Business model and value chain**<br>21. An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain. Specifically, the issuer shall disclose: | | |
| | (a) | a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) a description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets) | | | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| | **Strategy and decision-making** <br> 22. An issuer shall disclose information that enables an understanding of the effects of climate-related risks and opportunities on its strategy and decision-making. Specifically, the issuer shall disclose: | | |
| | (a) | information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. Specifically, the issuer shall disclose information about: | |
| | | (i) current and anticipated changes to the issuer's business model, including its resource allocation, to address climate-related risks and opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (ii) current and anticipated adaptation and mitigation efforts (whether direct or indirect) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (iii) any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer's transition plan relies), or an appropriate negative statement where the issuer does not have a climate-related transition plan | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (iv) how the issuer plans to achieve any climate-related targets (including any greenhouse gas emissions targets (if any)) set out in paragraphs 37 to 40 | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) | information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | 23. | An issuer shall disclose information about the progress of plans disclosed in previous Reporting Periods in accordance with paragraph 22(a) | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| **Financial position, financial performance and cash flows**<br>Current financial effect<br>24.  An issuer shall disclose qualitative and quantitative information about: | | |
| | (a)  how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the Reporting Period | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b)  the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual Reporting Period to the carrying amounts of assets and liabilities reported in the related financial statements | Green Production and Safety Safeguarding – Tackling Climate Change |
| **Financial position, financial performance and cash flows**<br>Anticipated financial effect<br>25.  The issuer shall provide qualitative and quantitative disclosures about: | | |
| | (a)  how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: | |
| |     (i)  its investment and disposal plans | Green Production and Safety Safeguarding – Tackling Climate Change |
| |     (ii)  its planned sources of funding to implement its strategy | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b)  how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| | **Climate resilience** | | |
| | 26. | An issuer shall disclose information that enables an understanding of the resilience of the issuer's strategy and business model to climate-related changes, developments and uncertainties, taking into consideration the issuer's identified climate-related risks and opportunities. An issuer shall use climate-related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer's circumstances. In providing quantitative information, the issuer may disclose a single amount or a range. Specifically, the issuer shall disclose: | |
| | (a) | the issuer's assessment of its climate resilience as at the reporting date, which shall enable an understanding of: | |
| | | (i) the implications, if any, of the issuer's assessment for its strategy and business model, including how the issuer would need to respond to the effects identified in the climate-related scenario analysis | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (ii) the significant areas of uncertainty considered in the issuer's assessment of its climate resilience | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | (iii) the issuer's capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | | | Index |
|---|---|---|---|---|
| | (b) | how and when the climate-related scenario analysis was carried out, including: | | |
| | | (i) | information about the inputs used, including: | |
| | | | (1) which climate-related scenarios the issuer used for the analysis and the sources of such scenarios | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (2) whether the analysis included a diverse range of climate-related scenarios | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (3) whether the climate-related scenarios used for the analysis are associated with climate-related transition risks or climate-related physical risks | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (4) whether the issuer used, among its scenarios, a climate-related scenario aligned with the latest international agreement on climate change | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (5) why the issuer decided that its chosen climate-related scenarios are relevant to assessing its resilience to climate-related changes, developments or uncertainties | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (6) time horizons the issuer used in the analysis | Green Production and Safety Safeguarding – Tackling Climate Change |
| | | | (7) what scope of operations the issuer used in the analysis (for example, the operation, locations and business units used in the analysis) | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| | (ii) | the key assumptions the issuer made in the analysis | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (iii) | the Reporting Period in which the climate-related scenario analysis was carried out | Green Production and Safety Safeguarding – Tackling Climate Change |
| (III) Risk Management | 27. | An issuer shall disclose information about: | |
| | (a) | the processes and related policies it uses to identify, assess, prioritise and monitor climate-related risks, including information about: | |
| | (i) | the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (ii) | whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (iii) | how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (iv) | whether and how the issuer prioritises climate-related risks relative to other types of risks | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (v) | how the issuer monitors climate-related risks | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (vi) | whether and how the issuer has changed the processes it uses compared with the previous Reporting Period | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| | (b) the processes the issuer uses to identify, assess, prioritise and monitor climate-related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process | Green Production and Safety Safeguarding – Tackling Climate Change |
| (IV) Metrics and Targets | **Greenhouse gas emissions**<br>28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the Reporting Period, expressed as metric tons of $CO_2$ equivalent, classified as: | |
| | (a) Scope 1 greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) Scope 2 greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (c) Scope 3 greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| | 29. An issuer shall: | |
| | (a) measure its greenhouse gas emissions in accordance with the *Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004)* unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions | |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| (b) | disclose the approach it uses to measure its greenhouse gas emissions including: | |
| | (i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (iii) any changes the issuer made to the measurement approach, inputs and assumptions during the Reporting Period and the reasons for those changes | Green Production and Safety Safeguarding – Tackling Climate Change |
| (c) | for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions | Green Production and Safety Safeguarding – Tackling Climate Change |
| (d) | for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the *Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011)* | Green Production and Safety Safeguarding – Tackling Climate Change |
| **Climate-related transition risks**<br>30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks | | Green Production and Safety Safeguarding – Tackling Climate Change |
| **Climate-related physical risks**<br>31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks | | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| | **Climate-related opportunities**<br>32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities | Green Production and Safety Safeguarding – Tackling Climate Change |
| | **Capital deployment**<br>33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities | Plan to be disclosed through the 2026 Environmental, Social and Governance Report |
| | **Internal carbon prices**<br>34. An issuer shall disclose: | |
| | (a) an explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis) | Not applicable |
| | (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions | Not applicable |
| | **Remuneration**<br>35. An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement. This may form part of the disclosure under paragraph 19(a)(iv) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | **Industry-based metrics**<br>36. An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the *IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures* and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks | Not applicable |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| | **Climate-related targets** <br> 37. An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose | |
| | (a) the metric used to set the target | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (b) the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (d) the period over which the target applies | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (e) the base period from which progress is measured | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (f) milestones or interim targets (if any) | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (g) if the target is quantitative, whether the target is an absolute target or an intensity target | Green Production and Safety Safeguarding – Tackling Climate Change |
| | (h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target | Green Production and Safety Safeguarding – Tackling Climate Change |

| Climate-related Disclosures Requirements | | Index |
|---|---|---|
| 38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including: | | |
| (a) | whether the target and the methodology for setting the target has been validated by a third party | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| (b) | the issuer's processes for reviewing the target | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| (c) | the metrics used to monitor progress towards reaching the target | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| (d) | any revisions to the target and an explanation for those revisions | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| 39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance | | |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| | 40. | For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: | |
| | (a) | which greenhouse gases are covered by the target | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| | (b) | whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| | (c) | whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| | (d) | whether the target was derived using a sectoral decarbonisation approach | Green Production and Safety Safeguarding – Environmental Management, Tackling Climate Change |
| | (e) | the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits, the issuer shall disclose: | |
| | | (i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits | Not applicable |
| | | (ii) which third-party scheme(s) will verify or certify the carbon credits | Not applicable |

| Climate-related Disclosures Requirements | | | Index |
|---|---|---|---|
| | (iii) | the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal | Not applicable |
| | (iv) | any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset) | Not applicable |
| | **Applicability of cross-industry metrics and industry-based metrics**<br>41. In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider (i) the applicability of cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36) | | Not applicable |